FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2012

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefonica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☒            No  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Telefónica Group: 2012 First half-yearly financial report	2

Review Report

TELEFÓNICA, S.A. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements and

Consolidated Interim Management Report

for the six-month period ended

June 30, 2012

Ernst & Young, S.L. Torre Picasso Plaza Pablo Ruiz Picasso, 1 28020 Madrid Tel.: 902 365 456 Fax: 915 727 300 www.ey.com/es

Translation of a report and condensed consolidated interim financial statements originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails (see Note 15)

REPORT ON REVIEW OF

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

To the Shareholders of

Telefónica, S.A., at the request of Management

1. We have carried out a review of the accompanying condensed consolidated interim financial statements (hereinafter the interim financial statements) of Telefónica, S.A. (hereinafter the Parent Company) and subsidiaries (hereinafter the Group), which comprise the interim consolidated statement of financial position at June 30, 2012, the interim consolidated income statement, the interim consolidated statement of comprehensive income, the interim consolidated statement of changes in equity, the interim consolidated statement of cash flows, and selected explanatory notes, for the six-month period then ended. It is the responsibility of the Parent Company’s directors to prepare said interim financial statements in accordance with the requirements established by International Accounting Standard (IAS) 34, “Interim Financial Reporting,” as adopted by the European Union, for the preparation of condensed interim financial reporting as per article 12 of Royal Decree 1362/2007, of October 19. Our responsibility is to issue a report on these interim financial statements based on our review.

2. Our review was performed in accordance with the International Standard on Review Engagements 2410, “Review of Interim Financial Reporting Performed by the Independent Auditor of the Entity.” A review of the interim financial statements consists of making inquiries, primarily of personnel responsible for financial and accounting matters, and applying certain analytical and other review procedures. The scope of a limited review is substantially less extensive in scope than that of an audit and therefore, it is not possible to provide assurance that all the significant matters that could be identified in an audit have come to our attention. Accordingly, we do not express an audit opinion on the accompanying interim financial statements.

3. During the course of our review, which under no circumstances can be considered an audit of financial statements, nothing has come to our attention which would lead us to conclude that the accompanying interim financial statements for the six-month period ended June 30, 2012 have not been prepared, in all material respects, in accordance with the requirements established by International Accounting Standard (IAS) 34, “Interim Financial Reporting,” as adopted by the European Union in conformity with article 12 of Royal Decree 1362/2007 for the preparation of condensed interim financial statements.

Domicilio Social: PI. Pablo Ruiz Picasso, 1. 28020 Madrid Inscrita en el Registro Mercantil de Madrid al Tomo 12749, Libro 0, Folio 215, Sección 8[a], Hoja M-23123, Inscripción 116. C.I.F. B-78970506

4. Without modifying our conclusion, as discussed in Note 2 to the accompanying interim financial statements, these statements do not include all the information that would be required for complete consolidated financial statements prepared in accordance with International Financial Reporting Standards, as adopted by the European Union, and therefore the accompanying interim financial statements should be read together with the Group’s consolidated financial statements for the year ended December 31, 2011.

5. The accompanying consolidated interim management report for the six-month period ended June 30, 2012 contains such explanations as the Parent Company’s directors consider necessary regarding the events which occurred during said period and their effect on the interim financial statements, of which it is not an integral part, as well as on the information required in conformity with article 15 of Royal Decree 1362/2007. We have checked that the accounting information included in the abovementioned report agrees with the interim financial statements for the six-month period ended June 30, 2012. Our work is limited to verifying the management report in accordance with the scope mentioned in this paragraph, and does not include the review of information other than that obtained from the consolidated companies’ accounting records.

6. This report has been prepared at the request of Management of Telefónica, S.A. with regard to the publication of the semi-annual financial report required by article 35 of Securities Market Law 24/1988, of July 28, enacted by Royal Decree 1362/2007.

ERNST & YOUNG, S.L

Ignacio Viota del Corte

July 25, 2012

2012

TELEFÓNICA GROUP

Condensed consolidated interim financial statements (condensed consolidated annual accounts) and consolidated interim management report for the six-months ended June 30, 2012

Condensed consolidated interim financial statements 2012

Telefónica, S.A.    2

Condensed consolidated interim financial statements 2012

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		Unaudited	Audited
Millions of euros	Note	06/30/2012	12/31/2011
A) Non-current assets		106,544	108,800
Intangible assets	7	23,000	24,064
Goodwill	7	29,206	29,107
Property, plant and equipment	7	35,242	35,463
Investment properties		6	6
Investments in associates	8	3,383	5,065
Non-current financial assets	10	9,104	8,678
Deferred tax assets		6,603	6,417
B) Current assets		21,966	20,823
Inventories		1,238	1,164
Trade and other receivables		11,275	11,331
Current financial assets	10	2,839	2,625
Tax receivables		1,473	1,567
Cash and cash equivalents	10	4,003	4,135
Non-current assets held for sale	8	1,138	1

Total assets (A+B)		128,510	129,623

A) Equity		26,026	27,383
Equity attributable to equity holders of the parent		20,700	21,636
Equity attributable to non-controlling interests		5,326	5,747
B) Non-current liabilities		70,473	69,662
Non-current interest-bearing debt	10	56,640	55,659
Non-current trade and other payables		2,146	2,092
Deferred tax liabilities		4,863	4,739
Non-current provisions		6,824	7,172
C) Current liabilities		32,011	32,578
Current interest-bearing debt	10	12,260	10,652
Current trade and other payables		15,104	17,855
Current tax payables		2,585	2,568
Current provisions		2,062	1,503

Total equity and liabilities (A+B+C)		128,510	129,623

Condensed Notes 1 to 15 and Appendix I are an integral part of these consolidated statements of financial position.

Telefónica, S.A.    3

Condensed consolidated interim financial statements 2012

CONSOLIDATED INCOME STATEMENTS

Millions of euros	Note	January- June (*) 2012	January- June (*) 2011
Revenues from operations	5	30,980	30,886
Other income		916	842
Supplies		(9,060)	(8,893)
Personnel expenses		(4,377)	(4,139)
Other expenses		(8,028)	(7,392)
Operating income before depreciation and amortization (OIBDA)	5	10,431	11,304
Depreciation and amortization	5 and 7	(5,131)	(4,956)
Operating income	5	5,300	6,348
Share of (loss) profit of associates	8	(498)	(534)
Finance income		442	450
Exchange gains		2,070	2,998
Finance costs		(1,991)	(1,628)
Exchange losses		(2,106)	(2,985)
Net financial expense		(1,585)	(1,165)
Profit before tax from continuing operations		3,217	4,649
Corporate income tax		(960)	(1,271)
Profit for the period from continuing operations		2,257	3,378
Profit after tax from discontinued operations		—	—
Profit for the period		2,257	3,378
Non-controlling interests		(182)	(216)
Profit for the period attributable to equity holders of the parent		2,075	3,162
Basic and diluted earnings per share attributable to equity holders of the parent (euros)		0.46	0.69

(*)	Unaudited data

Condensed Notes 1 to 15 and Appendix I are an integral part of these consolidated income statements.

Telefónica, S.A.    4

Condensed consolidated interim financial statements 2012

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Millions of euros	January - June (*) 2012	January - June (*) 2011
Profit for the period	2,257	3,378
(Losses) on measurement of available-for-sale investments	(51)	(8)
Reclassification of (gains) losses included in the income statement	(1)	2
Income tax impact	16	1

	(36)	(5)

(Losses) gains on hedges	(538)	113
Reclassification of losses included in the income statement	8	103
Income tax impact	172	(73)

	(358)	143

Translation differences	(596)	(1,410)

Actuarial losses and gains and impact of limit on assets for defined benefit pension plans	(29)	13
Income tax impact	10	(6)

	(19)	7

Share of (loss) income recognized directly in equity of associates	(10)	52
Income tax impact	5	(15)

	(5)	37

Total comprehensive income recognized in the period	1,243	2,150

Attributable to:
Equity holders of the parent	1,422	1,981
Non-controlling interests	(179)	169

	1,243	2,150

(*)	Unaudited data

Condensed Notes 1 to 15 and Appendix I are an integral part of these consolidated statements of comprehensive income.

Telefónica, S.A.    5

Condensed consolidated interim financial statements 2012

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the parent											Non- controlling interests	Total equity
Millions of euros	Share capital	Share premium	Legal reserve	Revaluation reserve	Treasury shares	Retained earnings	Available-for- sale investments	Hedges	Equity of associates	Translation differences	Total
Balance at December 31, 2011	4,564	460	984	126	(1,782)	19,248	38	154	7	(2,163)	21,636	5,747	27,383
Profit for the period	—	—	—	—	—	2,075	—	—	—	—	2,075	182	2,257
Other comprehensive income (loss) for the period	—	—	—	—	—	(19)	(36)	(358)	(5)	(235)	(653)	(361)	(1,014)
Total comprehensive income for the period	—	—	—	—	—	2,056	(36)	(358)	(5)	(235)	1,422	(179)	1,243
Dividends paid	71	—	—	—	—	(2,907)	—	—	—	—	(2,836)	(311)	(3,147)
Net movement in treasury shares	—	—	—	—	(680)	—	—	—	—	—	(680)	—	(680)
Acquisitions and disposals of non-controlling interests	—	—	—	—	—	1,798	—	1	—	(188)	1,611	(139)	1,472
Capital reduction	(84)	—	—	—	1,321	(1,237)	—	—	—	—	—	—	—
Other movements	—	—	—	—	—	(453)	—	—	—	—	(453)	208	(245)

Financial position at June 30, 2012 (*)	4,551	460	984	126	(1,141)	18,505	2	(203)	2	(2,586)	20,700	5,326	26,026

	Attributable to equity holders of the parent											Non- controlling interests	Total equity
Millions of euros	Share capital	Share premium	Legal reserve	Revaluation reserve	Treasury shares	Retained earnings	Available-for- sale investments	Hedges	Equity of associates	Translation differences	Total
Balance at December 31 , 2010	4,564	460	984	141	(1,376)	19,971	45	648	(42)	(943)	24,452	7,232	31,684
Profit for the period	—	—	—	—	—	3,162	—	—	—	—	3,162	216	3,378
Other comprehensive income (loss) for the period	—	—	—	—	—	6	(5)	143	37	(1,362)	(1,181)	(47)	(1,228)
Total comprehensive income for the period	—	—	—	—	—	3,168	(5)	143	37	(1,362)	1,981	169	2,150
Dividends paid	—	—	—	—	—	(6,874)	—	—	—	—	(6,874)	(578)	(7,452)
Net movement in treasury shares	—	—	—	—	(194)	—	—	—	—	—	(194)	—	(194)
Acquisitions and disposals of non-controlling interests	—	—	—	—	—	984	—	—	—	(323)	661	(1,185)	(524)
Capital reduction	—	—	—	—	—	—	—	—	—	—	—	—	—
Other movements	—	—	—	—	371	(73)	—	—	—	—	298	86	384

Financial position at June 30, 2011 (*)	4,564	460	984	141	(1,199)	17,176	40	791	(5)	(2,628)	20,324	5,724	26,048

(*)	Unaudited data

Condensed notes 1 to 15 and Appendix I are an integral part of these consolidated statements of changes in equity.

Telefónica, S.A.    6

Condensed consolidated interim financial statements 2012

CONSOLIDATED STATEMENTS OF CASH FLOWS

	January – June (*)	January – June (*)
Millions of euros	2012	2011
Cash received from customers	37,965	37,779
Cash paid to suppliers and employees	(29,004)	(28,224)
Dividends received	66	64
Net interest and other financial expenses paid	(1,929)	(1,230)
Taxes paid	(717)	(995)
Net cash from operating activities	6,381	7,394
Proceeds on disposals of property, plant and equipment and intangible assets	302	90
Payments on investments in property, plant and equipment and intangible assets	(5,158)	(4,560)
Proceeds on disposals of companies, net of cash and cash equivalents disposed	60	—
Payments on investments in companies, net of cash and cash equivalents acquired	(26)	(792)
Proceeds on financial investments not included under cash equivalents	29	3
Payments made on financial investments not included under cash equivalents	(602)	(247)
Net flows on cash surpluses not included under cash equivalents	(361)	(181)
Government grants received	—	7
Net cash used in investing activities	(5,756)	(5,680)
Dividends paid	(2,909)	(3,620)
Transactions with equity holders	(826)	206
Proceeds on issue of debentures and bonds	2,505	3,473
Proceeds on loans, borrowings and promissory notes	4,689	1,730
Cancellation of debentures and bonds	(1,624)	(3,082)
Repayments of loans, borrowings and promissory notes	(2,620)	(1,247)
Net cash used in financing activities	(785)	(2,540)
Effect of foreign exchange rate changes on collections and payments	28	(211)
Effect of changes in consolidation methods and other non-monetary effects	—	11
Net (decrease) in cash and cash equivalents during the period	(132)	(1,026)
Cash and cash equivalents at January 1	4,135	4,220
CASH AND CASH EQUIVALENTS AT JUNE 30	4,003	3,194

Reconciliation of cash and cash equivalents to the statement of financial position
BALANCE AT JANUARY 1	4,135	4,220
Cash on hand and at banks	3,411	3,226
Other cash equivalents	724	994
BALANCE AT JUNE 30	4,003	3,194
Cash on hand and at banks	3,525	2,486
Other cash equivalents	478	708

(*) Unaudited data

Condensed Notes 1 to 15 and Appendix I are an integral part of these consolidated statements of cash flows.

Telefónica, S.A.    7

Condensed consolidated interim financial statements 2012

Telefónica, S.A. and subsidiaries composing the Telefónica Group

Condensed explanatory notes to the condensed consolidated interim financial statements (condensed annual accounts) for the six-months ended June 30, 2012

Note 1. Introduction and general information

Telefónica Group organizational structure

Telefónica, S.A. and its subsidiaries and investees (the “Telefónica Group” or “the Group”) make up an integrated Group of companies operating mainly in the telecommunications, media and contact center industries.

The parent company of this Group is Telefónica, S.A. (hereinafter “Telefónica” or “the Company”), a public limited company incorporated on April 19, 1924 for an indefinite period. Its registered office is at calle Gran Vía 28, Madrid (Spain).

Corporate structure of the Group

Telefónica’s basic corporate purpose, pursuant to Article 4 of its bylaws, is the provision of all manner of public or private telecommunications services, including ancillary or complementary telecommunications services or related services. All the business activities that constitute this stated corporate purpose may be performed either in Spain or abroad and wholly or partially by the Company, either through shareholdings or equity interests in other companies or legal entities with an identical or a similar corporate purpose.

On September 5, 2011, the Executive Committee of Telefónica’s Board of Directors approved a new organizational structure, embarking on a new era focused on the medium and long term with the aim of reinforcing its growth story, actively participating in the digital world and capturing the most of the opportunities afforded by its global scale and industrial alliances. This new structure became fully operational starting in 2012.

The main differences in the new organizational structure are:

•	The streamlining and balancing of the business’ geographical mix based on stages of market development, leading to the configuration of two large blocks: Europe and Latin America.

•

The creation of a new business unit, Telefónica Digital, headquartered in London with regional offices in Madrid, Sao Paulo, Silicon Valley and certain strategic hubs in Asia. Its mission is to bolster Telefónica’s place in the digital world and leverage any growth opportunities arising in this environment, driving innovation, strengthening the product and service portfolio and maximizing the advantages of its large customer base.

•

The creation of a Global Resources operating unit designed to ensure the profitability and sustainability of the business by leveraging and unlocking economies of scale, as well as driving Telefónica’s transformation into a fully global Company.

Telefónica, S.A.    8

Condensed consolidated interim financial statements 2012

The financial information included in these condensed consolidated interim financial statements has been prepared on the basis of this new structure, and the comparative financial information for the previous financial period has been restated to facilitate comparison.

The business activities carried out by most of the Telefónica Group companies are regulated by broad-ranging legislation, pursuant to which permits, concessions or licenses must be obtained in certain circumstances to provide the various services.

In addition, certain wireline and wireless telephony services are provided under regulated rate and price systems.

Note 2. Basis of presentation

The condensed consolidated interim financial statements for the six-month period ended June 30, 2012 (hereinafter the “interim financial statements”) have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting and Article 12 of Royal Decree 1362/2007, of October 19. Therefore, they do not contain all the information and disclosures required in complete annual consolidated financial statements and, for adequate interpretation, should be read in conjunction with the consolidated annual financial statements for the year ended December 31, 2011.

The accompanying interim financial statements were approved by the Company’s Board of Directors at its meeting on July 25, 2012.

Unless indicated otherwise, the figures in these interim financial statements are expressed in millions of euros and rounded.

Telefónica, S.A.    9

Condensed consolidated interim financial statements 2012

Note 3. Comparison of information

Comparisons in the accompanying interim financial statements refer to the six-month periods ended June 30, 2012 and 2011, except in the consolidated statement of financial position, which compares information at June 30, 2012 and at December 31, 2011.

The denominators used in the calculation of both basic and diluted earnings per share have been adjusted to reflect any transactions that changed the number of shares outstanding without a corresponding change in equity as if they had taken place at the start of the first period under consideration. In particular, the calculation takes into account the increase in share capital by means of a scrip dividend with a charge to unrestricted reserves approved by the shareholders at the General Shareholders’ Meeting held on May 14, 2012 and was executed in June 2012 (See Note 9).

The main changes in the consolidation scope taking place in the first half of 2012 are described in Appendix I.

With respect to seasonality, the historical performance of consolidated results does not indicate that the operations, taken as a whole, are subject to significant variations between the first and second halves of the year.

The main events affecting comparability of the consolidated information for the six months ended June 30, 2012 are described below.

Agreement to restructure the wireline and wireless businesses in Colombia

On April 2, 2012 Telefónica Móviles Colombia, S.A., (100% owned by the Telefónica Group), The Colombian National government (“the Nation”) and Colombia Telecomunicaciones, S.A. ESP (52% owned by the Telefónica Group and 48% owned by the Nation), reached an agreement to restructure their wireline and wireless businesses in Colombia. The agreement included the following commitments:

•	The merger of Colombia Telecomunicaciones, S.A., ESP and Telefónica Móviles Colombia, S.A.

•

The assumption by the Nation of 48% of the payment obligations not yet due of Colombia Telecomunicaciones, S.A. ESP to the Patrimonio Autónomo Receptor de Activos de la Empresa Nacional de Telecomunicaciones (PARAPAT).

•	The extension by six years, to 2028, of the payment obligations not yet due of Colombia Telecomunicaciones, S.A. ESP to the PARAPAT.

Upon completion of agreement with the June 29, 2012 merger between Colombia Telecomunicaciones, S.A. ESP and Telefónica Móviles Colombia, S.A., Telefónica obtained a 70% shareholding in the resulting company and the Nation the remaining 30%, in accordance with the valuations of the companies used to determine said shareholdings. Likewise, an agreement was reached under which the Nation may increase its shareholding in the merged company by an additional 1% to 3% in 2015, based on its operating performance in the 2011 through 2014 period.

As a result of compliance with the aforementioned agreements, the debt of the Telefónica Group at June 30, 2012, reflects a decrease for an amount equivalent to 1,499 million euros.

The impacts of the transaction are recognized as an increase to “Equity attributable to equity holders of the parent” and a decrease to “Equity attributable to non-controlling interests” in the amounts of 1,611 million euros and 116 million euros, respectively.

Commitments arising from this agreement are described in Note 13.

Telefónica, S.A.    10

Condensed consolidated interim financial statements 2012

Note 4. Accounting policies

The accounting policies applied in the preparation of the interim financial statements for the six months ended June 30, 2012 are consistent with those used in the preparation of the Group’s consolidated annual financial statements for the year ended December 31, 2011, except for the adoption, on January 1, 2012, of the amendments to standards published by the International Accounting Standards Board (IASB) noted below:

•	Amendments to IFRS 7, Financial Instruments: Disclosures—Transfers of financial assets

This amendment enhances the disclosure required on the assignment and or transfer of financial assets to enable the Group’s exposure to risk in this type of operations to be assessed together with the effects of such risks on its financial position. The adoption of this amendment has had no impact on the disclosures included in the Group’s consolidated interim financial statements.

•	Amendments to IAS 12, Deferred taxes: Recovery of underlying assets

Under IAS 12 the measurement of deferred taxes is based on the expected manner of recovery of the underlying assets. This amendment provides an exception to this general principle in respect of investment property measured using the fair value method. Under the amendment, the measurement of this type of asset is based on a rebuttable presumption that the fair value of the investment will be recovered through its sale. The Group values its investment properties at cost, and therefore the application of this amendment has no impact on its financial position or results.

Telefónica, S.A.    11

Condensed consolidated interim financial statements 2012

New standards and IFRIC interpretations issued but not effected as of June 30, 2012

At the date of preparation of the interim financial statements, the following IFRS and IFRIC interpretations had been published, but their application was not mandatory:

Standards, amendments and interpretations		Mandatory application: annual periods beginning on or after

IFRS 9	Financial instruments	January 1, 2015

IFRS 10	Consolidated financial statements	January 1, 2013

IFRS 11	Joint arrangements	January 1, 2013

IFRS 12	Disclosures of interests in other entities	January 1, 2013

IFRS 13	Fair value measurement	January 1, 2013

Revised IAS 19	Employee benefits	January 1, 2013

Revised IAS 27	Separate financial statements	January 1, 2013

Revised IAS 28	Investments in associates and joint ventures	January 1, 2013

Amendments to IAS 1	Presentation of items of other comprehensive income	July 1, 2012

Amendments to IAS 32	Offsetting of financial assets and liabilities	January 1, 2014

Amendments to IFRS 7	Disclosures - Offsetting of financial assets and liabilities	January 1, 2013

Amendments to IFRS 7	Disclosures - Transition to IFRS 9	January 1, 2015

Improvements to IFRSs 2009-2011		January 1, 2013

IFRIC 20	Stripping costs in the production phase of a surface mine	January 1, 2013

The Group is currently assessing the impact of the application of these standards, amendments and interpretations. Based on the analyses made to date, the Group estimates that their adoption will not have a significant impact on the consolidated financial statements in the initial period of application. However, the changes introduced by IFRS 9 will affect financial assets and transactions with financial assets carried out on or after January 1, 2015.

Note 5. Segment information

As of January 1, 2012 Telefónica’s consolidated results by segment are reported in accordance with the new organizational structure approved in September 2011, based on two business units, Telefónica Latin America and Telefónica Europe.

Telefónica’s integrated, regional management model means that the legal structure of the companies is not relevant for the presentation of Group financial information. The operating results of each business unit are therefore presented independently, regardless of their legal structure.

In line with this new organization, Telefónica has included in the Telefónica Latin America and Telefónica Europe regional businesses units all information pertaining to wireline, wireless, cable, internet and television businesses, in accordance with each location. “Other and eliminations” includes the companies belonging to the global business units Telefónica Digital and Telefónica Global Resources, the Atento business, other Group companies and eliminations in the consolidation process.

Telefónica, S.A.    12

Condensed consolidated interim financial statements 2012

With effect from January 1, 2012, the scope of consolidation of Telefónica Europe includes Telefónica España except for Tuenti and Terra España. Telefónica International Wholesale Services (TIWS), Telefónica North America (TNA) and Jajah are excluded from this scope of consolidation and included under “Other and eliminations” within the group of companies managed by Telefónica Digital and Telefónica Global Resources. Similarly, the Terra and Medianetworks Perú businesses, the Wayra companies and the joint venture Wanda, which formed part of Telefónica Latin America in 2011, are included under “Other and eliminations” within the group of companies managed by Telefónica Digital

In order to facilitate the comparison of information, the economic financial results for Telefónica Europe and Telefónica Latin America for 2011 have been restated to reflect the new organization structure as of January 1, 2011. This does not have any impact on Telefónica’s consolidated results for the first six months of 2011.

The following table presents profit and capital expenditures information regarding the Group’s operating segments for the six months ended June 30, 2012 and 2011:

	January - June 2012
Millions of euros	Telefónica Latin America	Telefónica Europe	Other and eliminations	Total Group
External revenues	14,900	15,006	1,074	30,980
Inter-segment revenues	63	70	(133)	—
Other operating income and expenses	(9,751)	(9,891)	(907)	(20,549)
Operating income before depreciation and amortization (OIBDA)	5,212	5,185	34	10,431
Depreciation and amortization	(2,481)	(2,494)	(156)	(5,131)
Operating income	2,731	2,691	(122)	5,300

Capital expenditures	1,910	1,562	186	3,658

	January - June 2011 (revised)
Millions of euros	Telefónica Latin America	Telefónica Europe	Other and eliminations	Total Group
External revenues	13,922	15,966	998	30,886
Inter-segment revenues	56	96	(152)	—
Other operating income and expenses	(8,806)	(10,066)	(710)	(19,582)
Operating income before depreciation and amortization (OIBDA)	5,172	5,996	136	11,304
Depreciation and amortization	(2,311)	(2,504)	(141)	(4,956)
Operating income	2,861	3,492	(5)	6,348

Capital expenditures	2,067	1,603	168	3,838

For the presentation of segment reporting, revenue and expenses arising from intra-group billings for the use of the trademark and management agreements have been eliminated from the operating results, while projects managed centrally are included at the regional level. These issues do not affect the Group’s consolidated results.

The following table compares segment assets, liabilities and investments in associates at June 30, 2012 and December 31, 2011:

Telefónica, S.A.    13

Condensed consolidated interim financial statements 2012

	June 2012
Millions of euros	Telefónica Latin America	Telefónica Europe	Other and eliminations	Total Group
Investments in associates	4	1	3,378	3,383
Fixed assets	42,973	41,877	2,598	87,448
Total allocated assets	63,228	56,144	9,138	128,510
Total allocated liabilities	25,389	23,459	53,636	102,484

	December 2011 (revised)
Millions of euros	Telefónica Latin America	Telefónica Europe	Other and eliminations	Total Group
Investments in associates	3	1	5,061	5,065
Fixed assets	43,716	42,584	2,334	88,634
Total allocated assets	65,475	55,738	8,410	129,623
Total allocated liabilities	27,124	21,910	53,206	102,240

Note 6. Business combinations

No material business combinations were finalized within the Group in the six months ended June 30, 2012 and 2011. Changes to the scope of consolidation are detailed in Appendix I.

Note 7. Intangible assets, property, plant and equipment and goodwill

The movements in “Intangible assets” and “Property, plant and equipment” in the first half of 2012 are as follows:

Millions of euros	Intangible assets	Property, plant and equipment	Total
Opening balance at December 31, 2011	24,064	35,463	59,527
Additions	547	3,111	3,658
Depreciation and amortization	(1,708)	(3,423)	(5,131)
Retirements/disposals	(7)	(81)	(88)
Translation differences and monetary correction	(116)	350	234
Changes in scope of consolidation, transfers, and other	220	(178)	42

Ending balance at June 30, 2012	23,000	35,242	58,242

The movement in “Goodwill” in the first half of 2012 is as follows:

Millions of euros	Goodwill
Opening balance at December 31, 2011	29,107
Translation differences and monetary correction	99

Ending balance at June 30, 2012	29,206

Telefónica, S.A.    14

Condensed consolidated interim financial statements 2012

During 2011 Telefónica Móviles España, S.AU. was awarded with concessions of private use of radioelectric public domain, which are valid until December 31, 2030, in the bands 800 MHz, 900 MHz and 2.6 MHz. The total of the awards amounted to 842 million euros, 401 million euros of which remained unpaid at December 31, 2011, which have been fully disbursed during the first half of 2012.

Note 8. Related parties

Significant shareholders

The main transactions carried out between Group companies and significant shareholders Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) and Caja de Ahorros y Pensiones de Barcelona (La Caixa), including the dependent subsidiaries of their respective consolidated groupsand their subsidiaries, are as follows:

Revenues and expenses:	January - June	January - June
Millions of euros	2012	2011
Finance costs	17	22
Leases	—	2
Receipt of services	22	21
Other expenses	1	3
EXPENSES	40	48
Finance income	8	10
Dividends received	5	11
Services rendered	115	118
Sale of goods	22	18
Other income	—	3
REVENUES	150	160

Other transactions	January - June	January - June
Millions of euros	2012	2011
Finance arrangements: loans and capital contributions (lender)	369	116
Financing arrangements: loans and capital contributions (borrower)	1,182	1,131
Finance leases (lessor)	6	6
Repayment or cancellation of loans and lease agreements	3	3
Guarantees and deposits given	583	792
Guarantees and deposits received	1	91
Commitments acquired	63	51
Dividends and other distributed earnings	420	425
Other transactions—derivatives	9,929	16,338

Telefónica, S.A.    15

Condensed consolidated interim financial statements 2012

Associates:

The breakdown of amounts recognized in the consolidated statements of financial position and income statements related to associates is as follows:

Millions of euros	06/30/2012	12/31/2011
Investments in associates	3,383	5,065
Loans to associates	862	685
Receivables from associates for current operations	78	69
Payables to associates	368	440

	January - June	January - June
Millions of euros	2012	2011
Share of (loss) of associates	(498)	(534)
Revenue from operations with associates	296	270
Expenses from operations with associates	278	296

In the first half of 2012 Telco, S.p.A. made an adjustment to the value of its stake in Telecom Italia of up to 1.5 euros per share which, coupled with the impact of the recovery of part of the operational synergies considered in this investment and the contribution to results in the year, resulted in a negative impact on “Share of (loss) of associates” of 481 million euros, representing a decrease of 337 million euros in profit for these six months attributed to the shareholders of the parent, net of the related tax effect.

The Board of Directors of Telco, S.p.A., at its meeting of May 3, 2012, approved an increase in the company’s share capital of 600 million euros and the refinancing of the 1,300 million euro bond issue through a new bond issue for 1,750 million euros, subscribed by the shareholders in proportion to their ownership interests. For Telefónica, this led to the payment of 277 million euros and 208 million euros, respectively.

In the first half of 2011, the Board of Directors of Telco, S.p.A., at its meeting on July 6, 2011, approved a further valuation adjustment to its stake in Telecom Italia, S.p.A. of up to 1.8 euros per share. The losses contributed by Telco, S.p.A. to the Telefónica Group during the first half of 2011, included under “Share of (loss) of associates”, totaled 505 million euros, which represents a decrease of 353 million euros in profit for these six months attributed to the shareholders of the parent, net of the related tax effect.

In addition, on June 10, 2012 Telefónica, S.A. through its subsidiary, Telefónica Internacional, S.A.U. and China United Network Communications Group Company Limited through a 100% owned subsidiary, signed a definitive agreement under which the latter will acquire shares of China Unicom (Hong Kong) Limited (“China Unicom”) owned by the Telefónica Group representing 4.56% of the share capital of China Unicom at a price of 10.21 Hong Kong Dollars per share, which has been subsequently amended on July 21, 2012 to a price of 10,02 Hong Kong Dollars per share (Note 14). This acquisition is subject to authorization by the pertinent regulators.

At June 30, 2012, the amount corresponding to the transaction was reclassified from “Investments in associates” to “Non-current assets held for sale” in the consolidated statement of financial position amounting to 1,137 million euros.

As part of the agreement, the Telefónica Group retains an additional 5.01% of China Unicom, which gives it a right to seat on the company’s Board of Directors, and agrees to not dispose of this stake for a period of least 12 months from the execution of the sale of the 4.56% explained above.

Telefónica, S.A.    16

Condensed consolidated interim financial statements 2012

Directors’ and senior executives’ compensation and other information

Pursuant to the disclosures established in Circular 1/2008, of January 30, of the Comisión Nacional del Mercado de Valores (the Spanish national securities commission, or CNMV), on periodic reporting by issuers, the compensation and benefits paid to members of the Company’s Board of Directors in the first six months of 2012 and 2011 are as follows:

Directors:	January - June	January - June
(Thousands of euros)	2012	2011
Fixed remuneration	5,580	6,051
Variable remuneration	7,156	8,167
Attendance fees	157	156
Other (1)	1,529	1,234

TOTAL	14,422	15,608

(1)	“Other” includes amounts received for: (i) medical and dental insurance premiums; (ii) compensation for membership of the various regional advisory committees (Andalusia, Catalonia and Valencia) and Corporate University’s Advisor Council; and (iii) contributions made by the Telefónica Group to the Pension Plan for Senior Executives (Retirement Plan).

Other benefits for Directors:	January - June	January - June
(Thousands of euros)	2012	2011
Pension funds and plans: contributions	22	22
Life insurance premiums	147	137

TOTAL	169	159

In addition, the total amounts paid to senior executives of the Company, excluding those that are also members of the Board of Directors, for all items in the first six months of 2012 and 2011 are as follows.

Executives:	January - June	January - June
(Thousands of euros)	2012	2011
Total compensation paid to Directors	9,316	10,751

Note 9. Share capital and shareholder remuneration

Capital decrease

Approval was given at the General Shareholders’ Meeting of May 14, 2012 to decrease the share capital of the Company by means of the cancellation of 84,209,363 shares held as treasury stock at December 31, 2011. Following this decrease, the Company’s share capital is 4,479,787,122 euros, represented by 4,479,787,122 ordinary shares with a nominal value of 1 euro each.

Dividends and capital increase

Approval was given at the General Shareholders’ Meeting of May 14, 2012 to pay a gross 0.53 euros dividend per share outstanding with a charge to unrestricted reserves. The dividend was paid on May 18, 2012 and the total amount paid was 2,346 million euros.

Telefónica, S.A.    17

Condensed consolidated interim financial statements 2012

In addition, approval was given to pay a scrip dividend consisting of the assignment of free allotment rights with an irrevocable purchase commitment by the Company, and a subsequent capital increase by means of the issue of new shares to fulfill said allotments.

The holders of 37.68% of the Company’s shares adhered to the Company’s irrevocable purchase commitment as of the close of the rights trading period. These rights have been repurchased and cancelled by the Company for the amount of 490 million euros.

62.32% of shareholders with allotment rights opted for the right to receive new Telefónica shares. A capital increase was required to fulfill said allotments, by means of the issue of 71,237,464 new shares with a nominal value of 1 euro each, which have been delivered to the shareholders who held the rights thereto.

Following this issue, the Company’s share capital was 4,551,024,586 euros, represented by 4,551,024,586 ordinary shares with a nominal value of 1 euro each.

At its meeting of April 12, 2011, Telefónica, S.A.’s Board of Directors resolved to pay an interim dividend against 2011 profit of a fixed gross 0.75 euros per outstanding share carrying dividend rights. This dividend was paid in full on May 6, 2011, and the total amount paid was 3,394 million euros.

Treasury shares

The following transactions involving treasury shares were carried out in the six months ended June 30, 2012 and 2011:

Number of shares
Treasury shares at December 31, 2011	84,209,364
Acquisitions	71,178,516
Disposals	(87,585)
Capital reduction	(84,209,363)

Treasury shares at June 30, 2012	71,090,932

Number of shares
Treasury shares at December 31, 2010	55,204,942
Acquisitions	13,995,281
Disposals	(23,542,086)

Treasury shares at June 30, 2011	45,658,137

Telefónica, S.A. directly owns all treasury shares in the Group, except 1 share that is held by Telefónica Móviles Argentina, S.A.

The Group held 222 million and 160 million options on own equity instruments, to be settled physically, at June 30, 2012 and 2011, respectively.

The Company also has a derivative financial instrument on approximately 27 million Telefónica shares, subject to net settlement, recognized under “Current financial assets” of the accompanying consolidated statement of financial position.

On June 30, 2012, the fourth phase of the Telefónica, S.A. share option plan called “Performance Share Plan” (“PSP”) ended, which did not entail the delivery of any shares to Telefónica Group managers.

Telefónica, S.A.    18

Condensed consolidated interim financial statements 2012

Note 10. Financial assets and liabilities

The breakdown of financial assets and liabilities of the Telefónica Group at June 30, 2012 and December 31, 2011 is as follows:

Millions of euros	June 30, 2012
	Fair value through profit or loss		Available-for- sale	Hedges	Amortized cost	Held-to-maturity investments	Total carrying amount
	Held for trading	Fair value option
Non-current financial assets	1,767	300	1,172	2,997	2,868	—	9,104
Equity investments	—	—	547	—	—	—	547
Long-term credits	—	300	625	—	1,142	—	2,067
Deposits and guarantees	—	—	—	—	2,143	—	2,143
Derivative instruments	1,767	—	—	2,997	—	—	4,764
Provisions	—	—	—	—	(417)	—	(417)
Current financial assets	221	127	339	392	1,127	633	2,839
Cash and cash equivalents	—	—	—	—	4,003	—	4,003

Total financial assets	1,988	427	1,511	3,389	7,998	633	15,946

Millions of euros	June 30, 2012
	Fair value through profit or loss		Hedges	Amortized cost	Total carrying amount
	Held for trading	Fair value option
Issues	—	—	—	43,620	43,620
Interest-bearing debt	1,471	—	1,290	22,519	25,280

Total financial liabilities	1,471	—	1,290	66,139	68,900

Telefónica, S.A.    19

Condensed consolidated interim financial statements 2012

Millions of euros	December 31, 2011
	Fair value through profit or loss		Available-for- sale	Hedges	Amortized cost	Held-to-maturity investments	Total carrying amount
	Held for trading	Fair value option
Non-current financial assets	1,574	273	1,310	2,720	2,798	3	8,678
Equity investments	—	—	680	—	—	—	680
Long-term credits	—	273	630	—	1,322	3	2,228
Deposits and guarantees	—	—	—	—	1,875	—	1,875
Derivative instruments	1,574	—	—	2,720	—	—	4,294
Provisions	—	—	—	—	(399)	—	(399)
Current financial assets	165	171	518	225	889	657	2,625
Cash and cash equivalents	—	—	—	—	4,135	—	4,135

Total financial assets	1,739	444	1,828	2,945	7,822	660	15,438

Millions of euros	December 31, 2011
	Fair value through profit or loss		Hedges	Amortized cost	Total carrying amount
	Held for trading	Fair value option
Issues	—	—	—	42,239	42,239
Interest-bearing debt	1,246	—	1,203	21,623	24,072

Total financial liabilities	1,246	—	1,203	63,862	66,311

Telefónica, S.A.    20

Condensed consolidated interim financial statements 2012

The movements in the Group’s issues in the six months ended June 30, 2012 and 2011 are as follows:

Millions of euros	Balance at December 31, 2011	Issues	Repurchases or redemptions	Net foreign exchange and other differences	Balance at June 30, 2012
Debt securities issued in an EU member state, which required the registration of a prospectus	26,100	2,863	(1,549)	(20)	27,394
Debt securities issued in an EU member state, which did not require the registration of a prospectus	219	—	—	8	227
Other debt securities issued outside of EU member states	15,920	13	(468)	534	15,999

TOTAL	42,239	2,876	(2,017)	522	43,620

Millions of euros	Balance at December 31, 2010	Issues	Repurchases or redemptions	Net foreign exchange and other differences	Balance at June 30, 2011
Debt securities issued in an EU member state, which required the registration of a prospectus	26,035	1,338	(2,262)	(2,438)	22,673
Debt securities issued in an EU member state, which did not require the registration of a prospectus	203	—	—	(11)	192
Other debt securities issued outside of EU member states	13,454	1,918	(818)	1,019	15,573

TOTAL	39,692	3,256	(3,080)	(1,430)	38,438

Telefónica, S.A.    21

Condensed consolidated interim financial statements 2012

The description of the main issues or cancellations in the first half of 2012 is as follows (in millions of euros):

Name of the issuer	ISIN code	Issue / Cancellation	Type of security	Transaction date	Nominal amount	Issue currency	Outstanding balance (EUR)	Interest rate	Listing market
Telefónica Emisiones, S.A.U.	XS058594443	Issue	Retap bond	02/07/2012	120	EUR	120	4.750%	London
Telefónica Emisiones, S.A.U.	XS0746276335	Issue	Bond	02/21/2012	1,500	EUR	1,500	4.797%	London
Telefónica Emisiones, S.A.U.	XS0753149144	Issue	Bond	03/12/2012	700	GBP	834	5.597%	London
Telefónica Emisiones, S.A.U.	XS0270341950	Cancellation	Bond	04/17/2012	(500)	EUR	(500)	4.393%	London
Telefónica Emisiones, S.A.U.	XS0305574096	Cancellation	Bond	06/19/2012	(3,000)	CZK	(118)	4.351%	London
Telefónica Brasil, S.A.	BRVIVODBS029	Cancellation	Debenture	Various	(340)	BRL	(141)	106% do CDI	Sao Paulo
MMO2, Plc	XS0141874726	Cancellation	Bond	01/25/2002	(375)	GBP	(448)	7.625%	London
Telefónica, S.A.	Various	Issue	Promissory notes	Various	456	EUR	456	2.304%	AIAF
Telefónica, S.A.	Various	Cancellation	Promissory notes	Various	(97)	EUR	(97)	2.070%	AIAF
Telefonica Europe, B.V.	Various	Issue	Commercial paper	Various	3,086	EUR	3,086	0.989%	N/A
Telefonica Europe, B.V.	Various	Cancellation	Commercial paper	Various	(3,262)	EUR	(3,262)	1.354%	N/A
Telefónica Móviles Colombia, S.A.	Various	Cancellation	Commercial paper	Various	(300,000)	COP	(129)	6.450%	N/A

Telefónica, S.A. has a full and unconditional guarantee on issues made by Telefónica Emisiones, S.A.U. and Telefónica Europe, B.V.

Telefónica, S.A.    22

Condensed consolidated interim financial statements 2012

Interest-bearing debt arranged in the first half of 2012 includes mainly the following:

Transaction	Nominal Amount	Currency	Arrangement Date	Maturity date
	(Millions)
Credit facility Telefónica, S.A. ECAs—CDB	375	USD	01/05/2012	01/31/2022
Bilateral facility Telefónica, S.A.	200	EUR	02/27/2012	02/27/2015
Syndicated facility Telefónica, S.A. (D2) *	729	GBP	03/02/2012	12/14/2015
Syndicated facility Telefónica Europe, B.V. (D1) *	633	GBP	03/02/2012	12/14/2015
Syndicated facility Telefónica Europe, B.V. (E1) *	756	EUR	03/02/2012	03/02/2017
Syndicated facility Telefónica Europe, B.V. (E2) *	1,469	GBP	03/02/2012	03/02/2017
Syndicated facility Telefónica Móviles Colombia, S.A.**	400	USD	05/10/2012	05/10/2013

(*)	On March 2, 2012, the two tranches of the Telefónica Europe, B.V. syndicated facility arranged on October 31, 2005 maturing on December 14, 2012 and December 13, 2013 were refinanced. Payment of approximately 1,300 million pounds sterling of the 2,100 million pounds sterling falling due in December 2012 was extended until December 2015 and 2,100 million pounds sterling falling due in December 2013 until February 2017.
(**)	After the merger the company incorporates the liabilities of Colombia Telecomunicaciones, S.A. ESP.

Telefónica, S.A.    23

Condensed consolidated interim financial statements 2012

Note 11. Average number of Group employees

The average numbers of Group employees in the first six months of 2012 and 2011 are as follows:

Average number of employees	June 2012	June 2011
Males	131,047	136,449
Females	156,390	148,640

Total	287,437	285,089

The average number of employees at the various companies of the Atento Group performing contact center activities at June 30, 2012 and 2011 was 154,770 and 151,474, respectively.

Note 12. Income tax

There were no significant changes in the tax charges in the accompanying comparative interim income statements for the first six months of 2012 and 2011. The deviation in both periods with respect to the income tax expense that would result from applying the statutory tax rates prevailing in each country where the Telefónica Group operates is due to the existence of tax incentives and non-deductible expenses in accordance with the rulings of the various tax authorities.

At June 30, 2012 the Group has assessed the situation with respect to all tax inspections outstanding, and does not expect that the conclusion thereof would give rise to the need to recognize any material liabilities in the Group’s condensed consolidated interim financial statements.

Note 13. Other information

Litigation:

With regard to ongoing litigation, the main developments in litigation reported in Note 21.a) to the consolidated annual financial statements for the year ended December 31, 2011 from that date to the date of authorization for issue of these interim financial statements are as follows:

Appeal against the European Commission ruling of July 4, 2007 against Telefónica de España’s broadband pricing policy.

On March 29, 2012 the General Court rules ruled against the appeal by Telefónica and Telefónica de España, confirming the sanction imposed by the Commission. On June 13, 2012 an appeal against said ruling was lodged with the European Union Court of Justice.

Commitments:

The main developments in the first six months of the financial year with regard to commitments and information reported in this connection in Note 21.b) to the consolidated financial statements for the year ended December 31, 2011 are as follows:

Telefónica, S.A.    24

Condensed consolidated interim financial statements 2012

Telefónica Internacional, S.A.U. as strategic partner of Colombia Telecomunicaciones, S.A. ESP.

Pursuant to the terms established in amendment number 1 of the Framework Investment Agreement signed on March 30, 2012 between Colombia Telecomunicaciones, S.A. ESP and Telefónica Móviles Colombia, S.A., the Colombian government may offer, at any time, all or part of the shares it holds to Telefónica Internacional, S.A.U., who shall be obliged to acquire them (directly or through one of its subsidiaries) if any of the following circumstances becomes applicable: (i) Colombia Telecomunicaciones, S.A. ESP fails to meet its payment obligations under the terms of the Operating Agreement; (ii) the EBITDA of Colombia Telecomunicaciones, S.A. ESP grows by less than 5.75% in accordance with the measurement criteria established in the Framework Investment Agreement, and provided that they fulfill of the conditions established in such agreement whose execution depends on the Telefónica Group, have been complied with.

From January 1, 2013 the Colombian government may also require Telefónica Internacional, S.A.U. to issue shares of Colombia Telecomunicaciones, S.A. ESP in the Colombian public securities market, to be admitted to trading on the Colombian Stock Exchange.

Finally, it has been agreed that should Telefónica Internacional, S.A.U. decide to dispose of all or part of its shareholding in Colombia Telecomunicaciones, S.A. ESP, (i) the acquirer or transferee will be obliged to subscribe to the Framework Investment Agreement, and (ii) the acquirer or transferee will be obliged to present an offer to purchase all of the shares in Colombia Telecomunicaciones, S.A. ESP held by the Colombian government at the same price and under the same terms as those negotiated with Telefónica Internacional, S.A.U.

Negotiations with Promotora de Informaciones, S.A. – PRISA

Following negotiations with Promotora de Informaciones, S.A. (“PRISA”), on July 6, 2012 Telefónica, S.A. subscribed to 1,000 mandatorily convertible bonds with a par value of 100,000 euros each.

Telefónica, S.A.    25

Condensed consolidated interim financial statements 2012

Note 14. Events after the reporting period

The following events regarding the Group took place between the reporting date and July 25, 2012:

•

On July 11, 2012, Telefónica Emisiones, S.A.U. issued bonds amounting to 10,000 million Japanese yen (approximately 100 million euros) maturing on July 11, 2018 and guaranteed by Telefónica, S.A. as part of its bond issuance program (“EMTN”) registered with the Financial Services Authority (FSA) in London on June 12, 2012.

•

As described in Note 8, on July 21, 2012 the Telefónica Group and China United Network Communications Group Company Limited signed an amendment to the agreement dated June 10, 2012 in which the stock price of China Unicom in question has been set at 10.02 each in Hong Kong dollars.

Note 15. Additional note for English translation

These interim financial statements were originally prepared in Spanish. In the event of a discrepancy, the Spanish language prevails.

These interim financial statements are presented on the basis of International Accounting Standards (IAS) 34 Interim Financial Reporting and article 12 of Royal Decree 1362/2007. Consequently, certain accounting practices applied by the Group do not conform with generally accepted principles in other countries.

Telefónica, S.A.    26

Condensed consolidated interim financial statements 2012

Appendix I. Changes in the scope of consolidation

The main changes in the consolidation scope taking place in the first half of 2012 have been as follows:

Telefónica Latin America

The merger process between Telefónica Móviles Colombia, S.A. a wholly owned subsidiary of Telefonica Group, and Colombia Telecomunicaciones, S.A. ESP a 52% owned subsidiary of Telefonica Group, was completed on June 29, with the Telefónica Group holding 70% of the shares of the resulting company. This company is still fully consolidated.

Telefónica, S.A.    27

Condensed consolidated interim financial statements 2012

Interim consolidated management report

TELEFÓNICA GROUP

Consolidated results

From January 2012, Telefónica’s consolidated results by segment are reported in accordance with the new organizational structure approved in September 2011, based on two business units, Telefónica Latinoamérica and Telefónica Europe, and two global units, Telefónica Digital and Telefónica Global Resources.

Telefónica’s integrated, regional management model means that the legal structure of the companies is not relevant for the presentation of Group financial information. The operating results of each business unit are therefore presented independently, regardless of their legal structure.

For the purpose of presenting information on a regional basis, revenue and expenses arising from invoicing among companies within the Telefónica consolidation scope for the use of the brand and management contracts have been excluded from the operating results for each Group region, while centrally-managed projects are included at the regional level. This form of presentation does not affect the consolidated results of Telefónica.

In line with this organization, Telefónica has included in the Telefónica Latinoamérica and Telefónica Europe regional businesses units all information pertaining to wireline, wireless, cable, internet and television businesses, in accordance with each location. “Other companies” includes the global business units Telefónica Digital and Telefónica Global Resources, which are not shown in the segment financial reporting, the Atento business, other Group companies and eliminations in the consolidation process.

With effect from January 1, 2012, the scope of consolidation of Telefónica Europe includes Telefónica España except for Tuenti and Terra España, Telefónica International Wholesale Services (TIWS), Telefónica North America (TNA) and Jajah also are excluded from this scope of consolidation and included under “Other and eliminations” within the group of companies managed by Telefónica Digital and Telefónica Global Resources. Similarly, the Terra and Medianetworks Perú businesses, the Wayra companies and the joint venture Wanda, which formed part of Telefónica Latin America in 2011, are included under “Other and eliminations” within the group of companies managed by Telefónica Digital.

In order to facilitate a homogeneous comparison of information, the figures for Telefónica Europe and Telefónica Latinoamérica for 2011 have been restated to reflect this new organizational scheme as of January 1, 2011. This does not have any impact on Telefónica’s consolidated results.

In addition, for a more detailed breakdown of revenues calculated on a consistent basis across all regions, starting in 2012 revenues per country are presented under a new structure, whereby revenues from the wireline business are divided up between “Broadband and new service revenues,” “Voice and access revenues” and “Other” and from the wireless business under “Mobile service revenues,” which includes “Mobile date revenues” and “Handset sale revenues”.

Telefónica, S.A.    28

Condensed consolidated interim financial statements 2012

In the first half of 2012, Telefónica’s results were significantly impacted by the difficult trading environment in key countries, including adverse economic conditions, intense competition and the negative effects of regulation.

Against this backdrop, the Company’s highly diversified portfolio and the increasing contribution of Latin America and Germany, where solid growth is maintained, are the key levers to offset the performance in the rest of Europe.

In this regard, since the beginning of the year the Company announced a number of significant initiatives focusing on maximising efficiency and improving profitability that will result in strong benefits for the whole market. As such, it should be highlighted the introduction of a new commercial model in Spain, with handset subsidies’ removal in new customer acquisition. This will result in a strong commercial expenses reduction, with net savings already visible. In this sense, handset subsidies were gradually reduced in the UK in the second quarter of the year. Additionally, in the UK and Mexico network sharing agreements with other operators were recently signed, which will lead to further savings in the coming years.

At the same time, the Company has made considerable progress in seizing new opportunities in the digital market, striking major deals in M2M, Security, Cloud and Financial Services.

Total accesses in the first half of 2012 increased by 6% year-on-year to 312 million, led higher by the wireless segment (+7% year-on-year). Net mobile additions rose 18% to 8.3 million excluding 3.6 million disconnections in Spain and Brazil. Mobile contract accesses rose 8% and represented 32% of total mobile accesses.

The Company’s mobile broadband accesses posted a solid growth of 51% year-on-year to 44.9 million at the end of the first half, accounting for 18% of mobile accesses (+5 percentage points year-on-year). It should be highlighted the continued smartphone adoption by our customers (with attached data tariffs), with 6.9 million net additions in the first half. Out of this amount, 4.8 million came from Latin America doubling the net additions registered in the same period of 2011.

Retail fixed broadband internet accesses increased 5% year-on-year to 18.4 million at the end of June 2012 with 364 thousand net additions, with a sustained growth of Telefónica Latinoamérica accesses.

By region, Telefónica Latinoamérica’s total access base grew 10% year-on-year driven by 8.5 million net mobile additions (excluding the disconnections mentioned above), 36% more than in the first half of 2011.

Revenues in the first half of 2012 rose 0.3% year-on-year to 30,980 million euros, driven by the (7.0% year-on-year) growth at Telefónica Latinoamérica, which more than made up for the (-6.1%) fall in revenues from the operations in Europe. Stripping out the negative effect of the reductions in mobile interconnection tariffs, revenue was 1.5% higher. Changes in exchange rates represented 0.8 p.p. of the increase. Excluding exchange-rate effects and Venezuela’s consideration as a hyperinflationary economy, revenue would have been 0.5% lower.

The Company’s push into the fast-growing mobile data business is behind the strong, sustained growth of mobile data revenues (+15.7% year-on-year). This business accounted for more than 34% of mobile service revenues in the period (vs. 30% in the first half of 2011). Non-SMS data revenue climbed 26.6% year-on-year, raising its share of total data revenue by 5 p.p. to over 56%.

Telefónica remains highly diversified, with Telefónica Latinoamérica accounting for 48% of consolidated revenue in the first half of 2012 (+3.0 p.p. year-on-year), making it the largest contributor to growth (+3.2 p.p. year-on-year). Meanwhile, Telefónica Europe accounted for 49% of consolidated revenues (-3.3 p.p. year-on-year), with Telefónica España’s contribution falling by 3.4 p.p. to 25%.

Total expenses, which include supplies, personnel expenses and other expenses (mainly external services and taxes other than corporate income tax) amounted to 21,465 million euros, up 5.1%

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Condensed consolidated interim financial statements 2012

year-on-year (4.2% excluding foreign exchange-rate effects and Venezuela’s consideration as a hyperinflationary economy):

•

Supplies rose 1.9% (0.2% excluding foreign exchange-rate effects and hyperinflation in Venezuela) to 9,060 million euros. Behind the increase were higher purchases of handsets in Latin America on the back of the increased penetration of smartphones there. However, this was partly offset by lower mobile interconnection costs, reversion of a provision in Brazil and reduction of commercial expenses in some European markets.

•

Subcontract expenses (6,708 million euros) rose 6.3% (6% excluding foreign exchange-rate effects and hyperinflation in Venezuela) due to higher expenses in Latin America caused by increased commercial activity and the efforts to maintain high levels of quality, which resulted in higher commissions, and higher customer service, and network and systems costs.

•

Personnel expenses amounted to 4,377 million euros, up 5.7% year-on-year or 5.3% excluding the impact of exchange rates and hyperinflation in Venezuela. The increase was mostly due to higher expenses in the Latin American countries with the highest inflation and one-off costs related to labor reduction plans in Brazil, Czech Republic and Ireland which were partially offset by the considerable savings made in Spain from the headcount reduction plan approved in 2011.

Telefónica had an average of 287,437 employees in the first half of 2012, 2,348 more than the same period last year mostly due to increased staff of Atento. Excluding Atento, average headcount was 132,667 employees, 948 fewer than last year after the headcount reductions in Spain and Brazil mentioned above.

Gains on sales of fixed assets through June, 2012 amounted to 285 million euros, compared to 245 million euros in the first half of 2011. In 2012 this amount mainly includes includes the impact from the sale of non-strategic towers, principally in Spain, Brazil and Mexico, for a total amount of 211 million euros (88 million euros in the second quarter mainly in Brazil and Mexico), as well as a capital gain of 39 million euros from the sale of applications in the second quarter (including 18 million euros from the sale of applications in Telefónica España). This heading, in the first half of 2011,included the positive effects of the partial reduction of our economic exposure to Portugal Telecom (183 million euros; 93 million euros in the second quarter) and the sale of non-strategic towers (44 million euros; 32 million euros in the second quarter).

During the first half of 2012, operating income before depreciation and amortisation OIBDA totaled 10,431 million euros in the period, leaving an OIBDA margin of 33.7%, with decreases of 7.7% and 2.9 p.p. year-on-year.

Telefónica’s geographic diversification is again reflected by the increasing contribution of Telefónica Latinoamérica to consolidated OIBDA, accounting for 50% (+3.8 percentage points with respect to 2011). It is worth to highlight that Telefónica España’s contribution to total OIBDA fell to 32% (-2.8 percentage points year-on-year), and thus Telefónica Europe accounts for 50% of total OIBDA.

Depreciation and amortization rose 3.5% in reported terms to 5,131 million euros, or 2.5% excluding the effect of foreign exchange rates and hyperinflation in Venezuela. Total depreciation and amortization charges derived from purchase price allocation processes were 12.9% lower, at 492 million euros.

Operating income (OI) totaled 5,300 million euros (-16.5% and -13.9% excluding foreign exchange-rate effects and hyperinflation in Venezuela).

The share of losses of associates in the first half of 2012 was 498 million euros (vs. -534 million euros in the first half of 2011), mostly due to the impact of the write-down of Telco, S.p.A.’s investment in Telecom Italia and the operational synergies recovered, with combined amounts of

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Condensed consolidated interim financial statements 2012

505 million euros and 512 million euros in 2011 and 2012, respectively. Neither of these entailed any cash outflow.

Net financial expense in the first half of 2012 totaled 1,585 million euros, of which 20 million related to exchange losses (excluding currency correction for hyperinflation). This implied an effective cost of 5.82% in the last 12 months (5.22% at December 31, 2011). Stripping out exchange-rate effects, the effective cost of debt was 5.47%, compared to 4.91% at the end of last year. The increase (excluding FX factors) was mostly due to higher borrowing costs caused by the credit crunch in markets, increased proportion of fixed rate debt, the Telefónica S.A. redundancy plan, higher costs in Latin American currencies and a number of other factors.

The Company has achieved in the first half of the year an operating cash flow amounting to 8,961 million euros (-6.3% year-on-year), as a result of a significant improvement of 5,005 million euros compared to the first quarter of the year. The annual decrease is mainly explained by the higher consumption of working capital resulting from CapEx payments the largest of which related to payments for spectrum. Excluding such impact, the operating capital in the first six months of the year showed an improvement of 395 million euros compared to the same period of 2011.

Interest payments amounted to 1,863 million euros, an increase of 697 million euros compared to the first half of last year. Of these, approximately 200 million euros are due to non-recurring effects, which had already been recorded in the first quarter of 2012 (interest payment incurred in connection with the reorganization of Colombian companies, SUNAT payments in Peru and also in the initial commissions related to financing operations carried out). The rest is explained mainly due to seasonality in interest payments and by the negative effect of market developments. It should be noted, that the interest payment exceeded the related accrual for the first months of the year by 298 million euros, an effect that will tend to be corrected in the second half of the year.

Tax payments amounted to 717 million euros in the first half of 2012, 278 million less than in the first half of 2011, mainly due to the receipt of Income Tax previously paid to the Spanish tax authority in prior fiscal years, and due to lower payments in the UK and in Brazil, the latter arising from the realization of tax synergies.

With aforementioned, the Company’s free cash flow amounted to 1,727 million euros in the first half of the year (-44.9% year-on-year), an improvement of 1,645 million euros versus the first quarter of 2012, in line with the Company´s forecasts. The evolution of free cash flow in the first half of 2012 cannot be extrapolated to the expected evolution for the full year given the various concepts where payments have exceeded the accruals due to seasonality.

Net financial debt at June 30, 2012 stood at 58,310 million euros. This was 2,006 million euros higher than the year-earlier figure, with the increase due mainly to shareholder remuneration (3,551 million euros), not fully compensated by the debt reduction in Colombia (1,499 million euros) after merging the subsidiaries. The free cash flow generated in the period was mostly absorbed by the appreciation of the pound sterling and the Colombian peso, and payments of commitments, financial investments and other factors.

The leverage ratio for the past 12 months (net debt over OIBDA, adjusted by the provision related to the redundancy program in Spain), stood at 2.65 times as of end of June 2012. If net commitments related to workforce reduction are considered, the ratio of total net debt plus commitments over OIBDA (excluding results on the sale of fixed assets and adjusted by the provision related to the redundancy program in Spain) stood at 2.85 times.

During the first half of 2012, Telefónica’s financing activity, excluding short-term Commercial Paper Programmes activity, stood slightly over 8,000 million equivalent euros, and the main focus was on financing in advance debt maturing in 2012, and smoothing the debt maturity profile for 2013 at the Holding level. Net debt maturities for 2013 amount to 6,700 million euros and for 2014 to 7,900 million euros. Main financing operations included:

•	In January, a loan facility with a Chinese financial entity was signed to finance telecom equipment purchases with a local supplier for an amount of 375 million US dollars.

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Condensed consolidated interim financial statements 2012

•	In February, Telefónica increased the 6 year euro bond issued last February 2011 through a private placement, for an amount of 120 million euros.

•	In February, Telefónica issued a 6 year bond in the euro market for an amount of 1,500 million euros that experienced an excess of demand of over 6.5 times.

•	In the month of February Telefónica signed a 3 year loan with a financial entity for an amount of 200 million euros.

•	In March, Telefónica issued a bond in sterling pounds for an amount of 700 million and 8 year maturity, which was 3.8 times oversubscribed.

•	Also in March, Telefónica issued a 5 year bond in Czech crowns through a private placement, for an amount of 1,250 million Czech crowns.

•

It is worth highlighting, in the loan market, the refinancing signed in March with nearly 40 lenders for two tranches of the O2 syndicated loan maturing in December 2012 and December 2013 for approximately 3,400 million equivalent sterling pounds. On the one hand, Telefónica extended to December 2015 a total of approximately 1,300 million pounds of the 2,100 million sterling pounds maturing in December 2012. On the other hand, Telefónica extended to February 2017 the 2,100 million sterling pounds maturing in December 2013.

•	In June, a 6-year 10,000 million Japanese yen bond was issued (with disbursement in July) through a private placement.

Telefónica, S.A. and its holding companies have remained active during the first half of 2012 under its various Commercial Paper Programmes (Domestic and European), with an outstanding balance of nearly 1,900 million euros at the end of June.

Regarding Latin America, as of June 2012 Telefónica’s subsidiaries have tapped the capital markets for an amount of nearly 800 million equivalent euros. In addition, Telefonica Brasil has recently received firm placement guarantee offer for the issuance of debentures amounting to 2.000 million with the maximum term of 7 years.

Telefónica maintains total undrawn committed credit lines for an amount of approximately 8,900 million euros, with around 7,300 million maturing in more than 12 months.

At the end of June 2012, bonds and debentures represented 63% of consolidated financial debt breakdown, while debt with financial institutions weighted 37%.

Corporate income tax during the first half of 2012 totaled 960 million euros which, over an income before taxes of 3,217 million euros, implied an effective tax rate of 30%, normalising with respect to the rate recorded during the previous quarter.

Profit attributable to non-controlling interests subtracted 182 million euros from net profit in the first six months of 2012. This was 15.8% lower than in the first half of 2011, mainly due to Telefónica’s increased ownership interest Vivo from the second quarter of 2011.

In all, net profit attributable to the Parent in the first half of 2012 amounted to 2,075 million euros (-34.4% year-on-year), leaving net basic earnings per share of 0.46 euros.

CapEx totaled 3,658 million euros through June, 2012, 4.7% less than in the first half of 2011. Last year’s figure included the cost of acquiring spectrum licenses in Brazil and Costa Rica. Telefónica continues to gear the bulk of investments towards growth and transformation projects (81% of the total investment), boosting the roll-out of high-speed wireline and wireless broadband services. The CapEx (excluding investments in spectrum)/revenues ratio in the first half of 2012 was 11.8%. Given the varying levels of execution, investment in the first half cannot be extrapolated to the full year.

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Condensed consolidated interim financial statements 2012

Operating cash flow (OIBDA-CapEx), excluding spectrum investments, stood at 6,780 million euros for the first half of 2012 (-14.1% year-on-year in reported terms).

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Condensed consolidated interim financial statements 2012

Risks and uncertainties

The Telefónica Group’s business is conditioned by a series of intrinsic risk factors that affect the Group exclusively, as well as a series of external factors that are common to businesses of the same sector. The main risks and uncertainties facing the Company in the second half of 2012, which could affect its business, financial position and results, did not change significantly with respect to those described in the Company’s management report for 2011 and are as follows:

Group-related risks

Country risk (investments in Latin America)

At June 30, 2012, approximately 49.2% of the Telefónica Group’s assets relate to the Latin America segment. In addition, around 48.3% of revenues from operations for 2012 were derived from its Latin American operations. At June 30, 2012 approximately 51.0% of its assets and 46.1% of the income from the Latin American segment were derived from its Brazil operations. The Telefónica business is especially sensitive to any of the risks related to Latin America described in this section, particularly if they affect or arise in Brazil.

The Group’s investments and operations in Latin America could be affected by a series of risks related to economic, political and social factors in these countries, collectively denominated “country risk”, including risks related to the following:

•

government regulation or administrative polices, as well as the terms of licenses and concessions under which the Telefónica Group operates, may change unexpectedly and negatively affect the economic conditions or business environment in which it operates, and, therefore, the Group’s interests in such countries;

•	inflation may rise, currencies may be devalued or may depreciate or currency restrictions and other restraints on transfer of funds may be imposed;

•	governments may expropriate or nationalize assets or increase their participation in the economy and companies;

•	economic downturns, political instability and civil disturbances may negatively affect the Telefónica Group’s operations in such countries.

Foreign currency and interest rate risk

The Telefónica Group’s business is exposed to various types of market risks, above all the impact of changes in interest rates or foreign currency exchange rates.

The Telefónica Group uses a variety of strategies to manage this risk, mainly through the use of financial derivatives, which themselves are also exposed to risk. These risk management strategies may not achieve the desired effect, while these hedges are exposed to counterparty risk.

Dependence on external sources of financing

The performance, expansion and improvement of networks, the development and distribution of the Telefónica Group’s services and products, as well as the development and implementation of new technologies or the renewal of licenses require a substantial amount of financing.

The performance of financial markets in terms of liquidity, cost of credit, access and volatility, continues to be overshadowed by persisting uncertainty regarding certain factors such as the pace of the economic recovery, the health of the international banking system or the increasing concerns regarding the burgeoning deficits of some European countries. The worsening international financial

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Condensed consolidated interim financial statements 2012

market conditions caused by some of these factors could make it more difficult and more expensive to refinance existing financial debt (at June 30, 2012, net maturities in 2013 totaled 6,700 million euros and 7,900 million euros in 2014) or arrange new debt if necessary.

Further, obtaining financing on the international capital markets could also be restricted (in terms of access and costs) if Telefónica’s credit ratings are revised downwards, either due to lower solvency or operating performance, or as a result of a downgrade in the rating for Spanish sovereign risk by rating agencies. Nonetheless, in 2011 funds were raised on the capital markets through Telefónica Emisiones, S.A.U., for an aggregate amount of 4,495 million and in the first half of 2012 Telefónica raised financing of around 8,000 million euros.

Moreover, the current market conditions could make it harder to renew existing undrawn bilateral credit lines, 18% of which, at June 30, 2012 initially mature prior to June 30, 2013. Finally, the current financial situation could make it more difficult and costly to raise additional equity capital from shareholders.

Risks related to our industry

Current global economic situation

The Telefónica Group’s business is impacted by general economic conditions in each of the countries in which it operates. The uncertainty about whether the economic recovery will continue may negatively affect the level of demand from existing and prospective customers, as customers may no longer deem critical the services offered by the Group. The main macroeconomic factors that could have an adverse impact on consumption and, accordingly, demand for our services and the Telefónica Group’s results include the dearth of credit as banks adjust their balance sheets, trends in the labor market, further erosion of consumer confidence, with an immediate increase in saving rates, or needs for greater fiscal adjustment, which would undermine household income levels. This risk is higher in Europe, but basically negligible in the rest of the countries where the Telefónica Group operates.

Similarly, the sovereign debt crisis in certain Euro Area countries and rating downgrades in some of these should be taken into account. Any further deterioration in sovereign debt markets or greater restrictions on credit in the banking sector could have an adverse impact on Telefónica’s ability to raise financing and/or obtain liquidity. This could have a negative effect on the Group’s businesses, financial position, results and cash flow.

In addition, there could be other possible follow-on effects from the economic crisis on the Group’s business, including insolvency of key customers or suppliers.

Highly regulated markets

As a multinational telecommunications company that operates in regulated markets, the Telefónica Group is subject to different laws and regulations in each of the jurisdictions in which it provides services and in which supranational regulators such as the European Union and national, state, regional and local authorities intervene to varying degrees and as appropriate. This regulation is strict in the countries in which the Company holds a dominant position.

In Europe, wholesale mobile network termination rates came down in 2011. There were considerable reductions in many of the countries where the Group operates, notably in the UK (with a final reduction scheduled for 2015 and a decrease in prices of over 83% compared to the end of 2010) and Germany (cuts of over 50% since December 2010). In Spain, the schedule for reducing mobile call termination rates came into play on April 16, 2012, and the target price (1.09 euros) will be attained in July 2013, with a decrease of close to 75% in wholesale prices.

Other services with regulated prices in Europe include call roaming, SMS and data services. The European Parliament and Council has approved the new Roaming III regulation which replaces all previous regulations. The objective of this Regulation is to set maximum prices for voice and SMS retail and wholesale services between July 2012 and July 2014, which will then be progressively reduced. It also regulates retail and wholesale data roaming charges for the first time.

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Condensed consolidated interim financial statements 2012

Additionally, according to this proposal, from July 2014, mobile operators would be forced to separate the sale of roaming services from their domestic services. This would allow users to choose a different operator for calls made in other Member States. Lastly, in relation to net neutrality, the new European regulatory framework establishes as a general principle the importance of ensuring European citizens have free internet access. Nevertheless, regulators could also adopt at any time measures or additional requirements to reduce roaming prices and fixed and/or mobile termination rates, and force Telefónica to provide third-party access to its networks.

Moreover, in Latin America there is a move to review –and reduce– mobile network termination prices. For instance, reductions have been approved in Mexico and Chile of 61% and 60%, respectively. In Brazil, in October 2011, the regulator (Anatel) approved the fixed-mobile rate adjustment regulation, which entails a gradual reduction of these rates through to 2014 by applying a CPI- factor and implying a reduction of approximately 29% in 2012-2014. The absolute decrease in public rates must be passed on to mobile interconnection rates (VU-M). In addition, there is a trend toward reductions in termination rates in Peru, Venezuela and Colombia.

Meanwhile, the regulatory landscape in Europe has changed as a consequence of the approval in 2009 of the European Union’s common regulatory framework, which had to be transposed into national law by Member States by May 2011. The regulatory principles established suggest that the new frameworks in each Member State could result in increased regulatory pressure on the local competitive environment. This framework supports the possibility of national regulators, in specific cases and under exceptional conditions, establishing the functional separation between the wholesale and retail businesses of operators with significant market power and vertically integrated operators, whereby they would be required to offer equal wholesale terms to third-party operators that acquire these products.

Finally, the recommendation on the application of the European regulatory policy to next-generation broadband networks drawn up by the European Commission could play a key role in the incentives for operators to invest in net fixed broadband networks in the short and medium term, thus affecting the outlook for the business and competition in this market segment. The European Commission is currently recording the respective recommendations on cost accounting and non-discrimination which could apply more regulatory pressure to fixed operators. These recommendations are expected to be approved at the end of 2012.

Meanwhile, as the Group provides most of its services under licenses, authorizations or concessions, it is vulnerable to any decisions or measures that could be adopted by the government such as economic fines for serious breaches in the providing of services, and, ultimately, revocation or failure to renew these licenses, authorizations or concessions or the granting of new licenses to competitors for the provision of services in a specific market.

The Telefónica Group pursues the renewal of these to the extent provided by the contractual conditions, though it cannot guarantee that this process will also be completed successfully or under the most beneficial terms for the Group. In many cases it must satisfy certain obligations, including, among others, minimum specified quality standards, service and coverage conditions and capital investment. Failure to comply with these obligations could result in fines or even revocation or forfeiture of the license, authorization or concession.

Additionally, the Telefónica Group could be affected by regulatory actions carried out by antitrust of competition authorities. These authorizations could prohibit certain actions, such as new acquisitions or specific practices, create obligations or lead to heavy fines. Any such measures implemented by the competition authorities could results in economic and/or reputational loss for the Group, in addition to a loss of market share and/or in harm to the future growth of certain businesses.

Highly competitive markets and markets subject to constant technological development

The Telefónica Group operates in markets that are highly competitive and subject to constant technological development. Therefore, it is subject to the effects of actions by competitors in these

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Condensed consolidated interim financial statements 2012

markets and its ability to anticipate and adapt to constant technological changes taking place in the industry.

To compete effectively with these competitors, the Telefónica Group needs to successfully market its products and services and respond to both commercial actions by competitors and other competitive factors affecting these markets, anticipating and adapting promptly to technological changes, changes in consumer preferences and general economic, political and social conditions. Failure to do so appropriately could have an adverse impact on the Telefónica Group’s financial position, operating results and cash flow.

New products and technologies are constantly being developed and the development of existing products and technologies can render obsolete the products and services the Telefónica Group offers and the technology it uses. This means that Telefónica must invest in the development of new products, technology and services so it can continue to compete effectively with current or future competitors, and this may reduce the revenue margins it obtains. In this respect, margins from traditional voice and data business are shrinking, while new sources of revenues are deriving from mobile internet.

One technology that telecommunications operators, including Telefónica (in Spain and Latin America), are focused on is the new FTTx-type networks, which offer broadband access using optical fiber with superior services, e.g. internet speed of up to 100mb or HD television services. However, hefty investment is required to deploy these networks, which entails fully or partially substituting the copper on the access loop with fiber optics. As things stand today, scant demand for the capabilities offered by these new networks to end users could make it difficult to quantify the return on investment and justify the high investment.

In addition, many of these network upgrade tasks and the ability to offer new products or services are not entirely under the Telefónica Group’s control and could be constrained by applicable regulation.

Limitations on spectrum capacity could be costly and curtail growth

Telefónica’s mobile operations in a number of countries may rely on the availability of spectrum. The Company’s failure to obtain sufficient or appropriate capacity and spectrum coverage, and assume the related costs of obtaining this capacity, could have an adverse impact on the quality of services and on the Company’s ability to provide new services, with a potential adverse affect on the Group’s financial position and results of operations.

Specifically, in Germany, the regulator launched a public consultation to identify demand for spectrum in the 900 MHz and 1800 MHz frequencies from 2017. A decision is expected in 2013.

In relation to the awarding of new spectrum in the countries where the Telefónica Group operates, this year and next spectrum auctions will take place in the UK, the Czech Republic, Chile and Venezuela.

Supplier failures

As a mobile and fixed telephony operator and provider of telecommunications services and products, the Telefónica Group, like other companies in the industry, depends upon a small number of major suppliers for essential products and services, mainly network infrastructure and mobile handsets. These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements.

If these suppliers fail to deliver products and services to the Telefónica Group on a timely basis, it could jeopardize network deployment and expansion plans, which in some cases could adversely affect the Telefónica Group’s ability to satisfy its license terms and requirements or have an adverse impact on the Telefónica Group’s businesses and the results of its operations.

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Condensed consolidated interim financial statements 2012

Risks associated with unforeseen network interruptions

Unanticipated network interruptions as a result of system failures whether accidental or otherwise, including those due to network, hardware or software failures, which affect the quality of or cause an interruption in the Telefónica Group’s service, could lead to customer dissatisfaction, reduced revenues and traffic, costly repairs, penalties or other measures imposed by regulatory authorities and could harm the Telefónica Group’s reputation.

Telefónica attempts to mitigate these risks through a number of measures, including backup systems and protective systems such as firewalls, virus scanners and building security. However, these measures are not always effective. Although the Telefónica Group carries business interruption insurance, its insurance policy may not provide coverage in amounts sufficient to compensate for potential losses.

Electromagnetic radio emissions and possible health risks

Currently, there is significant public concern regarding alleged potential effects of electromagnetic fields, emitted by mobile telephones and base stations, on human health. This social concern has caused certain governments and administrations to take measures that have hindered the deployment of the infrastructures necessary to ensure quality of service and affected the deployment criteria of new networks.

In May 2011, the specialized cancer research body of the World Health Organization (IARC) classified) classified the electromagnetic fields in mobile telephony as “possibly carcinogenic,”, a classification which also includes products such as coffee and pickled foods. The World Health Organization subsequently indicated, in its fact sheet no. 193 published in June 2011, that to date it cannot be confirmed that the use of a mobile telephone has adverse effects on health, although it was announced that in 2012 a formal assessment of this risk will be conducted, taking into account all scientific evidence available.

Irrespective of the scientific evidence that may be obtained and even though the Telefónica Group has considered these risks and has an action plan for the various countries in which it provides services to ensure compliance with codes of good practice and relevant regulations, this concern, which may affect the capacity to capture or retain customers or may discourage the use of the mobile telephone, should not be disregarded.

The adoption of new measures by governments or administrations or other regulatory interventions in this respect that may also arise in the future may adversely affect the Group’s business, financial position, results and cash flow.

Risk of asset impairment

The Telefónica Group reviews on an annual basis (or more frequently where the circumstances require), the value of assets and cash-generating units, to assess whether their carrying values can be supported by projected future cash flows, including, in some cases synergies included in acquisition cost. Potential changes in the regulatory, business, economic or political environment may result in the need to introduce changes to estimates made and recognize impairment losses in goodwill, intangible assets or fixed assets. Although the recognition of impairments of property, plant and equipment, intangible assets and financial assets results in a non-cash charge on the income statement, it could adversely affect the results of the Telefónica Group’s operations. In this respect, the Telefónica Group has experienced impairment losses on certain of its investments, affecting the results of the year in which they were made. In the first half of 2012, an impairment loss was recognized on the stake in Telco, S.p.A. which, coupled with the impact of the recovery of part of the operational synergies considered in the investment and the contribution to profit for the year, resulted in a negative impact of 481 million euros.

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Condensed consolidated interim financial statements 2012

Other risks

Litigation and other legal proceedings

Telefónica and Telefónica Group companies are party to lawsuits and other legal proceedings in the ordinary course of their businesses, the financial outcome of which is unpredictable. An adverse outcome or settlement in these or other proceedings could result in significant costs and may have a material adverse effect on the Telefónica Group’s business, financial position, results of operations and cash flow.

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Condensed consolidated interim financial statements 2012

Results by Business Unit

Telefónica Latinoamérica

In the first six months of 2012, Telefónica Latinoamérica continued its strategic repositioning to focus on areas of business with greater potential for long-term growth, especially fixed and mobile broadband.

By the end of the first half of the year, Telefónica managed 208 million accesses in the region, year-on-year growth of 10%. It should be pointed out that growth was adversely affected by the disconnection of inactive prepaid mobile customers in Brazil during the second quarter (1.6 million accesses).

Performance highlights in the mobile business:

•	Penetration in Latin America was an estimated 114% (+11 percentage points year-on-year) at the end of June 2012.

•	Telefónica’s mobile accesses amounted to 173.2 million in June, year-on-year growth of 11%, affected by the customer disconnections already mentioned.

•	Telefónica continued to lead the contract segment in the region, with 37.1 million accesses (+15% year-on-year), representing 21% of total mobile accesses.

•

Mobile broadband accesses stood at 21.5 million, doubling year-on-year and representing 12% of the mobile access base. It is worth highlighting the sharp increase in smartphones, almost tripling from June 2011.

•

The Company’s net adds amounted to 8.5 million accesses during the six-month period, a year-on-year increase of 36%, shaped by intense commercial activity which drove growth in gross adds of 21%, offsetting the increase in the churn rate (+0.3 percentage points to 3.0%) as a result of the disconnections outlined above.

•

Traffic continued to grow at strong pace both in the first six months. In homogenous terms (excluding the tariff change from minutes to seconds applied as of the first quarter of 2012 in Mexico), traffic was up by 15.7% during the six months, above the pace of growth in accesses.

•

ARPU in the region remained virtually stable (-0.5% year-on-year) despite the negative impact of the cuts to call termination rates. Outgoing ARPU climbed 3.1% higher year-on-year, reflecting the Company’s approach for extracting maximum value from its customers.

Highlights in the fixed-telephony business:

•	Telefónica’s accesses increased 1% year-on-year to 34.8 million euros.

•	Accesses in traditional business stood at 23.9 million, representing a slight year-on-year decrease of 1%.

•	The Company’s broadband accesses amounted to 8.2 million, up by 10% year-on-year, underpinned by net adds of 332 thousand during the first half.

•	Pay TV accesses sustained year-on-year growth of 10%, to reach 2.3 million at the end of June, buoyed by net adds of 62 thousand accesses.

•

The ongoing strategic focus on bundling and broadband is reflected in the fact that 75% of fixed accesses now have contracts for a bundled service (+6 percentage points year-on-year), while 90% of broadband accesses have a 2P or 3P offer.

Telefónica, S.A.    40

Condensed consolidated interim financial statements 2012

Telefónica Latinoamérica’s revenues amounted to 14,963 million euros in the first six months of 2012, year-on-year growth of 7.0% in reported terms; excluding the impact of exchange rate movements and the treatment of Venezuela as a hyperinflationary economy for accounting purposes, revenue growth narrows to 6.4% year-on-year. This growth evidences a healthy performance in revenue from mobile services, partially offset by the adverse impact of regulatory changes (-1.9 percentage points in the six-month period).

Growth of mobile broadband services remains as a key growth driver, with a year-on-year increase in mobile data revenues of 27.3% (excluding the impact of exchange rate movements and the treatment of Venezuela as a hyperinflationary economy), now accounting for 29% of mobile service revenues (+3.4 percentage points year-on-year). Rising connectivity revenues bolstered the growing importance of non-SMS data revenues, which accounted for 55% of data revenues (+2 percentage points year-on-year).

Total expenses amounted to 10,197 million euros in the first six months of 2012, growth of 11.2% year-on-year; excluding the impact of exchange rate movements and the treatment of Venezuela as a hyperinflationary economy for accounting purposes, growth in operating expenses narrows to 10.7%, shaped by intense competition and commercial activity.

Supply expenses increased by 4.2% year-on-year to 3,742 million euros; the impact of exchange rate movements and the treatment of Venezuela as a hyperinflationary economy for accounting purposes reduced this figure by 1.4 percentage points. This expense heading continues to be affected by the growth in new businesses, which translated into higher expenditure on content and service suppliers, circuits, sites and tower rentals, also shaped by the growing weight of high-end handsets such as smartphones.

External service expenses (4,119 million euros) rose 11.8% year-on-year; the impact of exchange rates and hyperinflation in Venezuela eroded this figure by 0.3 percentage points. This rise reflects intense commercial activity and the efforts to maintain high levels of quality, resulting in higher commissions, network and systems costs as well as higher customer care costs.

Personnel expenses amounted to 1,437 million euros, up 17.8% year-on-year; excluding the impact of exchange rates and hyperinflation in Venezuela, the growth in this heading narrows to 16.7%. Some of the increase in personnel expenses relates to non-recurring restructuring expenses associated with workforce downsizing mainly in the first quarter and the increase of inflation rates in some countries as Argentina and Venezuela.

OIBDA came to 5,212 million during the first six months of 2012, year-on-year growth of 0.8% in reported terms; the impact of exchange rates and hyperinflation in Venezuela accounts for 0.7 percentage points of this growth. The first-half OIBDA margin was 34.8%.

OIBDA, both in absolute terms as well as OIBDA Margin, was impacted by several factors affecting different countries (integration costs, rebranding and reversion of provision in Brazil, service interruption in Argentina, retroactive impact from new labour law in Venezuela, etc.) and decreased OIBDA by 42 million euros during the first 6 months of the year. Along the same lines, OIBDA reflects the impact of the sale of non strategic towers which occurred during the same period (183 million euros compared to 44 million euros in the first half of 2011).

CapEx amounted to 1,910 million euros in the first half (-7.6% year-on-year in reported terms); stripping out the impact of exchange rates and hyperinflation in Venezuela, the reduction in capital expenditure increases to 7.8%. CapEx was primarily earmarked to network rollout for the provision of voice and fixed and mobile broadband services, and investment in the deployment of pay TV services and corporate services and systems. The year-on-year comparison is also affected by investments made last year to acquire new spectrum in Brazil (355 million in the first six months of 2011), Nicaragua (5 million euros) and Costa Rica (68 million euros).

As a result, operating cash flow was 3,302 million euros, growth of 6.3% year-on-year in reported terms.

Telefónica, S.A.    41

Condensed consolidated interim financial statements 2012

BRAZIL (year-on-year changes in local currency)

The Brazilian telecommunications market continued to post significant growth in the first half, cementing its status as a key sector in the development of the country’s economy.

Telefónica de Brasil remains the market benchmark, having strengthened its commercial positioning as an integrated operator following the launch of the Vivo brand for all services (fixed and mobile) in April. The strategic focus on winning the customer service stakes continues to reinforce the franchise’s leadership in the more value-added segments.

The focus on ensuring the best quality service and the most advanced product and service suite is reflected in the Company’s strong investment pledge, as evidenced in the recent acquisition of spectrum for the delivery of 4G services and the provision of coverage in certain rural areas of Brazil.

In the first half of the year the Company continued to record intense commercial activity in the mobile business, boosted by the growing take-up of new services and the rate plans launched in the second half of 2011, along with the provision of national coverage in the 1800 MHz band. In the fixed telephony business, the Company continued to enhance its ADSL broadband range and redoubled its commitment to offering the highest quality with its ultra-broadband services over fiber and cable. It also continued to market fixed telephony service outside Sao Paulo using fixed-wireless technology; this service is now available in eight Brazilian metropolitan regions. It is also worth highlighting the launch of convergent services by adding favorite mobile number price packages to the traditional fixed telephony offers.

The Company managed 91.2 million accesses at the end of June, a substantial 14% year-on-year increase, and despite the disconnection of 1.6 million inactive mobile accesses in the quarter.

Mobile business performance highlights:

•	Penetration in Brazil stood at 131% (+19 percentage points year-on-year) at the end of the first half.

•

Vivo continued to lead the way with a market share of 29.6% (0.1 percentage points year-on-year), attaining a 36.6% share in contract (+0.5 percentage points year-on-year). This reflects the Company’s outstanding position in higher value segments thanks to its competitive advantages in terms of quality, network coverage and brand image.

•

Mobile accesses totaled 75.7 million at the end of June 2012 (+18% year-on-year) underpinned by the contract segment (+21% year-on-year), which accounts for 23% of total accesses. Particularly noteworthy is the acceleration in the growth of mobile broadband accesses, which now account for 12% of total accesses, twice the June 2011 figure, on the back of the notable growth in smartphones thanks to the associated data plans (3x year-on-year).

•

Net adds totaled 5.8 million euros in the first six months of the year (excluding the disconnection of 1.6 million inactive prepay accesses in the second quarter), up 53% year-on-year, driven by sharp growth in gross adds (+31% year-on-year).

•	Churn was affected by inactive accesses disconnections. Excluding this impact, churn in the first half stood at 2.8%, stable year-on-year.

•

The strong take-up for the latest price plans in all segments is reflected in the year-on-year performance in traffic, which posted sustained growth in the first six months (+28%). Prepaid top-ups increased by a notable 25%.

•

ARPU decreased by 7.3% in the first six months, mainly as a result of the reduction in call termination rates and growth in accesses amid higher penetration levels. Outgoing ARPU fell by 2.9% year-on-year.

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Condensed consolidated interim financial statements 2012

Business highlights in the fixed business:

•	Traditional accesses stood at 10.8 million (-3% year-on-year).

•

Retail broadband accesses totaled 3.7 million (+7% year-on-year), thanks to 84 thousand net adds in the first half. Fixed broadband accesses as a percentage of fixed accesses increased by 3 percentage points to 35% compared with the first half of 2011.

•

The Company’s ultra-broadband over fiber customer base continues to grow, reaching more than 88 thousand accesses at the end of the first half. Penetration in terms of homes passed has increased steadily and now stands at over 1 million.

•	Pay TV accesses stood at 650 thousand (-5% year-on-year), reflecting the loss of MMDS technology accesses associated with the future return of the license.

Revenues amounted to 6,898 million euros in the first half, up 2.1% year-on-year. The mobile business continued to perform well, offsetting the decline in fixed telephony revenues. Note that second-quarter revenues were affected by the reduction in mobile call termination rates (VUM: -13.7% from 1 March) and in the fixed-mobile retail rate (VC: -10.4% since 24 February), which had the effect of undermining revenues by 101 million euros, reducing year-on-year growth in the first half by 3.6%.

Mobile revenues amounted to 4,253 million euros in the first half of 2012, up a solid 9.2% year-on-year.

•

Mobile service revenues continued to perform well, rising by 12.0% year-on-year. Excluding the impact of the reduction in mobile termination rates, which reduced revenues by 73 million euros, mobile service revenues would have risen by 14% year-on-year.

•

Particularly noteworthy is the growing contribution of data revenues, which advanced 25.3% in the first half and accounted for 26% of service revenues (+3 percentage points year-on-year). Non-SMS data revenues accounted for 62% of the total thanks to the strong performance of the mobile broadband business.

Fixed telephony revenues amounted to 2,645 million euros in the first half of 2012 (-7.6% year-on-year). This decline was affected by a number of factors including seasonality associated with the varying timelines involved in executing projects for corporate customers and the reduction in fixed-mobile call rates which eroded first-half revenue by 28 million euros and reduced the rate of growth by 1.0 percentage point. Breakdown:

•

Voice and access revenues (-11.3% year-on-year) reflected the abovementioned drop in fixed-mobile retail prices (-9.5% excluding this effect) and the ongoing mobile substitution phenomenon, both in terms of traffic (especially long-distance) and traditional fixed accesses.

•	Broadband and new service revenues remained virtually stable in the half year (+0.3%).

Total expenses climbed 4.9% higher year-on-year, due to the combination of the following factors: strong growth in accesses, commercial activity and the impact of the brand switch and integration of the operators. In addition, personnel expenses rose on the back of workforce streamlining programs (44 million euros). Higher expenditure was partially mitigated by the reduction in supply costs due to the impact of the reduction in termination rates.

The first-half 2012 figures also recognize a gain of 163 million euros on the sale of non-strategic towers, compared with 24 million euros in the same period of 2011. Also worth noting is the negative impact on OIBDA (in the amount of 38 million euros in the first half) of the reductions in fixed-mobile call rates.

As a result, OIBDA in the first half of 2012 totaled 2,515 million euros (+0.9% year-on-year), implying an OIBDA margin of 36.5%.

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Condensed consolidated interim financial statements 2012

CapEx in the first six months of 2012 totaled 963 million euros (+32.6% year-on-year, excluding the acquisition of spectrum from the 2011 figures) and was mainly earmarked to network rollout, to support the rapid growth in data usage and growth in accesses as a result of higher-speed broadband service.

ARGENTINA (year-on-year changes in local currency)

In the first half of 2012 Telefónica Argentina maintained its market leadership with benchmark products and services, strengthening its bundled offer of broadband and value-added services with a highly segmented approach which enables it to meet all customer needs. The Company also continued to focus on the development and improvement of integrated fixed and mobile broadband offers.

It should also be noted that the Company’s second-quarter 2012 economic results were negatively impacted by the compensation to customers associated with the software fault in the equipment which manages signalling in Movistar’s national network, which affected the service on April, 2. Moreover, the severe weather conditions that affected the northern area of Buenos Aires on 4 April had also a further negative impact on the financial and operating results.

The Company managed 23 million accesses at the end of June 2012, up 2% year-on-year.

Operating highlights at the mobile business:

•	The estimated penetration rate stood at 140% (+8 percentage points year-on-year).

•	The Company’s mobile accesses stood at 16.7 million (+2% year-on-year), with the contract segment faring especially well, reporting growth of 7% and accounting for 38% of total accesses.

•

The churn rate was 3.0% in the first half and continues to reflect the increases incidence of disconnection of low value customers in the prepay segment. By contrast, churn in the contract segment (0.9%) remains the market benchmark.

•	Traffic increased by 9% year-on-year.

•	ARPU continued to perform well, rising by 17.5% year-on-year in the first six months, thanks to growth in voice traffic and the gradual take-up of data services.

Business highlights in fixed telephony:

•	Traditional accesses stood at 4.6 million, virtually stable year-on-year (-1%) thanks to the success of service bundling, with 75% of accesses including some type of bundled arrangement.

•	Retail broadband accesses amounted to 1.7 million, year-on-year growth of 10%, shaped by net adds of 64 thousand accesses.

Revenues were 1,779 million euros in the first six months of 2012, up 18.0% year-on-year,

Mobile revenues totaled 1,158 million euros in the first half, up 21.1% year-on-year.

•

Mobile service revenues put in a strong performance (+20.9% year-on-year), reflecting the increased levels of usage. Data revenues were the main growth driver, advancing by 34.6% to account for 43% of service revenues (+4 percentage points year-on-year).

Fixed telephony revenues totaled 680 million euros, up 13.3% year-on-year.

•	Voice and access revenues increased by 5.6% in the first half as a result of the strategic focus on bundling voice services and access stability.

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Condensed consolidated interim financial statements 2012

•

Particularly noteworthy is the strong increase in broadband and new service revenues (+24.4% year-on-year in the first half), reflecting solid growth in internet, content, data, IT and capacity rental revenue.

Total expenses were 1,283.9 million euros, up 27.2% year-on-year. This growth was driven by widespread prices increases, which translated into higher personnel expenses and higher subcontracting costs, and an increase in mobile traffic leading to higher interconnection and roaming costs. Operating expenses were also affected by the storm in Buenos Aires and network outage.

First-half OIBDA came to 516 million euros, up 1.4% year-on-year, implying an OIBDA margin of 28.4% (-4.9 percentage points).

CapEx was 175 million euros in the first half, up 8.7% year-on-year, reflecting the focus on strengthening the operator’s leadership on quality, especially in fixed and mobile broadband services, and the negative impact on the network of the storm in Buenos Aires. It should be noted that year-on-year growth cannot be extrapolated to the full year given the differing timing of CapEx program execution in both years.

CHILE (year-on-year changes in local currency)

Telefónica continues to lead the Chilean telecommunications market thanks to an integrated and differential service proposition in a highly competitive environment. One particularly noteworthy feature was the introduction of mobile number portability nationwide in January 2012, with plans to gradually implement the scheme across the country for fixed-line numbers during the third quarter of the year.

Against this backdrop, the Company is maintaining its focus on service bundling and development of the fixed ultra-broadband offer using VDSL technology and fiber optic as future growth drivers, in addition to the continuous upgrade of mobile broadband plans.

Telefónica managed a total of 12.7 million accesses in Chile at the end of June 2012, year-on-year growth of 2%.

Mobile business performance highlights:

•	Estimated penetration of the Chilean mobile market stood at 148% (+16 percentage points year-on-year).

•

Telefónica Chile’s mobile accesses stood at 9.6 million, year-on-year growth of 4%, thanks to net adds of 92 thousand accesses in the first six months of the year. Traffic increased by 6% year-on-year in the first half

•	ARPU fell by 2.4% year-on-year during the first half, affected by fiercer competition.

Business highlights in fixed telephony:

•	Traditional accesses stood at 1.8 million, in line with prior-quarter trends, thanks to a net loss of 68 thousand accesses in the first six months of 2012.

•	Retail broadband accesses totaled 905 thousand at the end of the first half of the year, thanks to healthy growth of 7% underpinned by net adds of 27 thousand.

•	Pay TV accesses stood at 408 thousand, up 9% year-on-year. Net adds totaled 17 thousand.

Revenues amounted to 1,239 million euros in the first half, a year-on-year increase of 4.6%.

Mobile revenues rose 4.4% year-on-year to 747 million euros.

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Condensed consolidated interim financial statements 2012

•

Mobile service revenues increased by 4.5% over the first six months of 2011, boosted by growth in accesses and the increasing contribution of data revenues (+4.6% year-on-year), despite the adverse effects of a change in the Premium SMS marketing strategy. Non-SMS revenues accounted for 73% of data revenues (+1 percentage point year-on-year), thanks to the increased penetration of mobile broadband services.

Revenues in the fixed telephony business amounted to 541 million euros during the first half of 2012, year-on-year growth of 1.3%:

•

Revenue from broadband and new services, which accounted for 51% of the total in this unit (+5 percentage points year-on-year), increased by 13.6%, reflecting higher revenue from internet, TV, content, data, IT and capacity rentals.

•	Voice and access revenues fell 8.9% year-on-year in a more mature market characterized by a declining number of traditional accesses.

Total expenses increased by 13.6% year-on-year, as a result of higher supply costs due to increased commercial activity in the mobile business, higher content costs and growth in interconnection traffic. The other expense headings also registered growth driven by increased expenditure on external services due to higher advertising activity and customer care operations.

OIBDA stood at 492 million euros in the first half (-7.6% year-on-year), implying an OIBDA margin of 39.7% (-5.2 percentage points). Note that the year-on-year comparison is affected by the sale of non-core towers during the second quarter of 2011 (7 million euros).

CapEx amounted to 259 million euros in the first half of 2012, a year-on-year increase of 24.2%, driven mainly by fixed and mobile broadband service development and quality upgrades. It should be noted that year-on-year growth cannot be extrapolated to the full year given the differing timing of CapEx program execution in both years.

PERU (year-on-year changes in local currency)

At June 2012 close, Telefónica continued to lead Peru’s telecommunications market, having leveraged its integrated service offering.

During the period, the Company focused on bundled packages in the fixed business and on mobile broadband, launching data plans designed to boost the use of smartphones.

Telefónica del Peru managed 19.7 million accesses at the end of the first half, year-on-year growth of 13%.

Mobile business performance highlights:

•	The estimated penetration rate stood at 81% (+11 percentage points year-on-year).

•

The Company’s mobile accesses totaled 14.7 million, significant year-on-year growth of 14%, driven by a sound performance in the contract segment, where accesses jumped 24% and which now accounts for 22% of total accesses (+1.9 percentage points year-on-year).

•	Net adds during the first six months of the year amounted to 686 thousand, almost two times the year-earlier figure.

•	Mobile broadband accesses sustained solid year-on-year growth, tripling the year-earlier figure for penetration of 5% of the total base.

•	The churn rate in the first half of the year stood at 3.6% (+0.3 percentage points year-on-year), shaped by trends in the prepaid segment.

•	First-half traffic rose by 29% year-on-year, driven by continued growth in outgoing traffic.

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Condensed consolidated interim financial statements 2012

•	ARPU fell by 2.8% due to the reduction in call termination rates taking effect in October 2011 and the change in fixed-mobile call rates.

Operating highlights in the fixed business:

•

Traditional accesses retained their positive trend totaling 2.9 million by the end of June 2012 and accelerated their year-on-year growth to 2.3%, with net adds of 60 thousand accesses during the first half of the year after registering negative net adds in 2011.

•	Retail broadband accesses amounted to 1.2 million, rising a substantial 25% year-on-year, driven by net adds of 125 thousand.

•	The pay TV accesses stood at 856 thousand, up by 16% year-on-year with net adds of 57 thousand accesses between January and June.

Revenues in the first six months of 2012 totaled 1,148 million euros, up 5.0% year-on-year despite adverse regulatory changes which affected fixed-mobile calls (due to the change in call ownership and also a drop in the regulated retail rate) and cuts in mobile call termination rates implemented in October 2011. Excluding these factors, revenues increased by 8.4% year-on-year.

Mobile revenues in the first half of 2012 amounted to 627 million euros, up 8.5% year-on-year:

•	Mobile service revenues registered healthy growth of 10.3% year-on-year, despite the negative impact of the above-mentioned regulatory changes. Stripping out these factors, growth rises to 15.1%.

Year-on-year growth in data revenues was a very strong 33%. Data revenues now account for 17% of service revenues (+3 percentage points year-on-year), reflecting the surge in non-SMS data revenues (+37.3%), representing 65% of mobile data revenues (+2 percentage points).

Revenues in the fixed unit came to 585 million euros in the first six months of the year (-0.1%):

•

Revenues from broadband and new services are driving growth in the fixed business, rising 10.1% year-on-year to account for 59% of revenues, thanks to solid performances in revenues from internet, TV and content.

•	Access and voice revenues fell by 12.5%, eroded by regulatory changes (-7.3% excluding these factors).

Total expenses grew by 9.2% in the first six months of the year due to higher commercial activity in both, the fixed and mobile businesses with a higher weight on smartphones.

First-half OIBDA was 402 million (-2.4% year-on-year), adversely affected by the regulatory changes and the increased commercial costs related to higher subsidies in the mobile business due to the growing weight of smartphones. OIBDA margin stood at 35.0% for the six-month period (-2.6 percentage points year-on-year).

First-half CapEx amounted to 123 million euros (+28.9%), reflecting more intense commercial activity in both the fixed and mobile units, the rollout of broadband infrastructure and the take-up of mobile internet. It should be noted that year-on-year growth cannot be extrapolated to the full year given the differing timing of CapEx program execution in both years.

COLOMBIA (year-on-year changes in local currency)

In 2012, Telefónica continued improving its positioning in the Colombian telecommunication market, both in the commercial and financial fronts.

Thus, following the closing of the merger process between Telefónica Móviles Colombia, S.A and Colombia Telecomunicaciones, S.A. ESP in late June, Telefónica holds 70% of

Telefónica, S.A.    47

Condensed consolidated interim financial statements 2012

the share capital of the resulting Company while the Government controls the remaining 30%, creating the second largest integrated operator in Colombia.

Furthermore, all the company’s services were all rolled under the Movistar brand in the second quarter, implying substantial operational and commercial benefits.

Telefónica managed 14.7 million accesses at the end of June 2012, up 20% year-on-year.

Performance highlights in the mobile business:

•	The estimated mobile penetration rate stood at 115% at the end of June 2012, up 15 percentage points year-on-year.

•

The Company’s mobile accesses increased to 12.4 million, with year-on-year growth accelerating for the fourth consecutive quarter to 24%, underpinned by encouraging performances in both the prepaid (+27% year-on-year) and contract (+15% year-on-year) segments.

•

Net adds maintained a very positive trend, totaling 967 thousand in the first six months, compared with a net loss in the same period of 2011. This notable upturn was underpinned both by rising gross adds (+34% year-on-year) and a reduction in churn, which stood at 2.6% in the first six months (-1.1 percentage points year-on-year).

•	Traffic decreased by 1.0% year-on-year in the first six months.

•

ARPU fell by 9.3% year-on-year, affected by the drop in mobile termination rates, the sharp growth in the customer base and a higher weighting of prepaid customers, although data service uptake remains very strong.

Operating highlights in the fixed business:

•	Traditional fixed line accesses stood at 1.5 million at the end of June 2012, revealing a marked slowdown in pace of access losses of the last two quarters (-30 thousand in the first six months).

•	The Company managed 644 thousand broadband accesses at the close, year-on-year growth of 10%, thanks to first-half net adds of 32 thousand.

•

Pay TV accesses totaled 258 thousand in the first six months, up 13% year-on-year, reflecting the company’s effort to reposition its service proposition as a differential aspect of its bundling strategy.

Revenues amounted to 878 million euros in the first half, up 4.1% year-on-year.

Mobile revenues in the first half of 2012 amounted to 534 million euros, up a solid 8.5% year-on-year:

•

This trend reflects a strong performance in mobile service revenue (+8.7% year-on-year), despite a reduction in call termination rates. Stripping out this effect, mobile service revenue growth rises to 9.8%.

Data revenues remained a core growth driver, jumping 22.7% year-on-year in the first six months and accounting for 24% of service revenues (+3 percentage points year-on-year). Non-SMS revenues accounted for 89% of data revenues (+2 percentage points) and grew by 25.3% in the first half.

Fixed telephony revenues totaled 363 million euros (-2.3% year-on-year):

•	Broadband and new service revenues, which accounted for 51% of total revenues, grew by 9.3% year-on-year in the first half (+3.6% in the quarter), fuelled by the strong growth in

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Condensed consolidated interim financial statements 2012

Internet and content revenues, despite being strongly affected by the seasonality of corporate projects.

•	Voice and access revenues fell 11.9% year-on-year due to a lower access figure and the highly competitive market environment.

Total expenses increased 0.1% year-on-year in the first half, due to higher supply costs mainly due to increasing handset acquisition (+3,8%) as the result of the higher commercial activity, offset by lower personnel expenses and other external services.

OIBDA stood at 282 million euros in the first half of 2012, up 3.6% year-on-year, with an OIBDA margin of 32.1% virtually stable in year-on-year terms (-0.2 percentage points year-on-year in the first six months).The year-on-year comparison was affected by the accounting of rights of use of non-core assets in the first half of 2011 (13 million euros).

CapEx amounted to 91 million euros in the first half of 2012 (-35.6% year-on-year). It should be noted that year-on-year growth cannot be extrapolated to the full year given the differing timing of CapEx program execution in both years.

MEXICO (year-on-year changes in local currency)

Telefónica continues to bolster its commercial position in the Mexican market with a clear focus on all-destination tariff plans following the sharp reduction in termination rates by the regulator in the second quarter of 2011.

Highlights for the quarter include the launch of “Nueva Movistar”, with the Company focusing on innovation and customer experience in its products and services. It provides a unique range of services with plans billed by the second, innovation in roaming (the same rate for national and international calls to the US and Canada) and new applications, and also launched “Movistar Total”, a bundled service plan (fixed line, mobile line, the PTT-Moviltalk service and internet access) at a fixed monthly cost. Take-up also remains strong for the “Lite” and “Plus” plans in the prepaid segment, based on tariffs to all destinations.

In addition, on June 13 2012 Telefónica México and Iusacell signed a strategic alliance which will allow them to significantly reinforce the coverage and capacity of the services that both companies offer, and will contribute to close the digital gap in the Mexican market between rural and urban areas. This alliance includes a reciprocal agreement for national roaming, both for voice and data services, which yields an immediate improvement in the network reach of both companies. Moreover, Movistar and Iusacell have agreed to share sites and to analyse a joint deployment of next-generation infrastructures. In financial terms, the strategic alliance will enable Movistar to generate additional revenue and synergies in network expenses and investment.

Business performance highlights:

•	The estimated penetration rate in the Mexican mobile market stood at 86% (+1 percentage point year-on-year).

•	Total accesses stood at 20 million (-6% year-on-year).

•

Mobile accesses totaled 19.2 million, down 7% year-on-year, following the application of more restrictive criteria to both gross additions and customer disconnections from the third quarter of 2011 with the aim of improving quality and maximizing customer value.

•	Mobile net additions were also affected by these more selective customer selection criteria (-584 thousand accesses in the first half).

•	The churn rate stood at 3.2% (+0.8 percentage points).

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Condensed consolidated interim financial statements 2012

•	Mobile broadband accesses were 2.5 times higher than in June 2011, reflecting the rapid rollout of the 3G network and the Company’s commercial repositioning strategy in the data business.

•

ARPU rose year-on-year for the first time in 11 quarters, climbing 2.2% in the first half thanks to the success of the policies implemented to improve the quality of the customer base. Outgoing ARPU rose by 10.2% year-on-year.

First-half revenues amounted to 776 million euros. The reduction in call termination rates once again eroded revenues in the first half, by 81 million euros. Excluding this effect, service revenues would have risen a solid 4.7% year-on-year, fuelled by the growth in outgoing revenues (+5.9% year-on-year in the first half).

Data revenues jumped by 23.8% year-on-year in the first half and accounted for 34% of mobile service revenues (+7 percentage points year-on-year). Non-SMS data revenues surged 75.4% and represented 35% of data revenues (+10 percentage points year-on-year).

Total expenses show a growth of 5.9% year-on-year due primarily to increased customer spending and advertising, and the growth of expenses associated with the strong development network.

First-half OIBDA stood 186 million euros (-11.8% year-on-year), implying an OIBDA margin of 23.9% (-2.9 percentage points).

OIBDA and OIBDA margin were affected year-on-year by the aforementioned reduction in termination rates (30 million euros in the first six months) and by the sale of non-strategic towers (15 million euros in the first six months).

CapEx amounted to 74 million euros in the first half (-38.4% year-on-year) and was mainly earmarked to the deployment of capacity and extension of 2G and 3G network coverage and outlay on channels and points of sale to ensure growth in reach. It should be noted that year-on-year growth cannot be extrapolated to the full year given the differing timing of CapEx program execution in both years

VENEZUELA (year-on-year changes in organic terms)

Venezuela’s estimated mobile market penetration in the first half of 2012 was 107% (+7 percentage points year-on-year).

Telefónica maintained its leadership position in the Venezuelan market in the second half with a firm strategic focus on satisfying the needs of its customers with regard to innovation, technical wherewithal and service quality in the highest-value segments, and in the lower-income segments via new rate plans.

Telefónica managed a total of 10.9 million accesses in Venezuela at the end of June 2012 (+5% year-on-year). Business performance highlights:

•	Mobile accesses totaled 9.8 million (+5% year-on-year), underpinned by net additions of 388 thousand in the six-month period.

•	Churn stood at 2.1% in the first half, up 1.0 percentage points year-on-year; in the contract segment, the churn rate was 0.6%, thus remaining the standard bearer.

•	Traffic consolidated its consistent year-on-year growth with an increase of 9% in the first six months.

•	First-half ARPU climbed 18.1% year-on-year, driven by growth in outgoing ARPU of 21.8%.

Revenues totaled 1,510 million euros in the first half, with year-on-year growth accelerating to 25.3%. This performance reflects the strength of mobile service revenues, which rose by 22.6% in

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Condensed consolidated interim financial statements 2012

the first half, fuelled by a larger customer base and growth in ARPU. Stripping out the impact of lower mobile termination rates, service revenue growth rises to 24.5% year-on-year.

Data revenues posted strong year-on-year growth of 35.9%, accounting for 38% of mobile service revenues (+4 percentage points). Non-SMS data revenues represented 52% of data revenues (+12 percentage points).

Total expenses increased by 26.6% in the first half of 2012, mainly as a result of higher personnel expenses following the introduction of new legislation on 1 May stipulating a retroactive adjustment in the calculation of social benefits. This pushed personnel costs up by 25 million euros. Additionally, the widespread increase in prices moves into higher personnel and subcontract expenses.

OIBDA totaled 636 million euros in the first half, up 21.7% year-on-year. The first-half OIBDA margin accordingly stood at 42.1% (-1.1 percentage points), maintaining high levels of efficiency.

CapEx amounted to 157 million euros in the first half (-6.1% year-on-year), and was mainly earmarked to investment in capacity, 3G coverage, channels, points of sale and call centers. It should be noted that year-on-year growth cannot be extrapolated to the full year given the differing timing of CapEx program execution in both years.

Results by Business Unit

Telefónica Europe

In the first half of the year Telefónica Europe has taken bold actions to improve market dynamics and enhance efficiency in key countries, including the removal of mobile handset subsidies for new customers in Spain, the network sharing agreement signed with Vodafone in the UK and the strong focus in quality that results in higher customer satisfaction and lower customer care costs. In parallel, Telefónica Europe continued to expand its mobile customer base during the second quarter of 2012, as trading momentum improved across countries on the back of the successful tariff refreshment, with a strong focus on smartphone adoption.

Top line evolution remained under pressure, impacted by consumer’s usage optimization amid challenging economic backdrop mobile termination rate cuts in Spain and UK and strong competition across footprint, what is ultimately reflected on OIBDA performance. However the execution of new commercial models and cost cutting measures led to an OIBDA margin improvement on sequential basis.

Telefónica Europe’s total customer base stood at 103.1 million accesses at the end of June (-1% year-on-year), impacted by the disconnection of 2.0 million mobile accesses in Spain in the first quarter of 2012.

With regards to the operating performance in the mobile business in the first half, it is worth to highlight:

•

The mobile customer base totaled 70.3 million (-2% year-on-year), with contract customers accounting for 59% of the base (3 percentages points higher year-on-year). As a result of the increased focus on retention, handset upgrades continued to rise in the first half on previous year (+10% year-on-year).

•

Mobile broadband accesses rose steadily 23% year-on-year to 23.4 million in June 2012, reaching a 33% penetration of the mobile base (+7 percentage points year-on-year). Strong smartphone adoption (32% of the mobile base at the end of June) drove this performance.

Main highlights from the fixed-telephony business in the first six months of the year were:

•	Retail fixed telephony accesses reached 16.2 million in June 2012 (-2% year-on-year).

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Condensed consolidated interim financial statements 2012

•	Retail fixed broadband accesses stood at 9.6 million accesses at the end of first half (-2% year-on-year), amid lower market growth and intense competition.

•	Pay TV accesses continued growing 1% year-on-year to 1.0 million in the first half 2012.

Revenues (15,076 million euros in the first half) decreased by 6.1% year-on-year and mobile data revenues continued posting solid growth of 7.2% year-on-year in the first six months of the year to represent 40% of mobile service revenues (+5 percentage points above previous year), on the back of the steady year-on-year increase of non-SMS data revenues that reached 21.3% year-on-year in the first half to account for 57% of total data revenues (+7 percentage points year-on-year).

Ongoing focus on cost containment despite increased commercial activity was reflected in total expenses (10,227 million euros) in the first six months of 2012, that decreased 1.2% year-on-year). By major components:

•

Supplies declined 0.8% year-on-year to 5,049 million euros in the first six months of the year, mainly explained by lower interconnection costs and in a lower extent by lower supplies driven by the new commercial strategy of subsidies.

•

Personnel expenses (1,842 million euros in the first half 2012) were 4.6% lower than in the first half of 2011, mainly reflecting the benefits of the headcount Redundancy Programs in Spain and restructuring costs in Ireland (7.1 million euros).

•	Subcontract expenses reached 3,015 million euros in first half 2012, an increase of 1.2% year-on-year) due to higher commercial costs associated to the strong commercial momentum in contract segment.

As a result, OIBDA amounted to 5,185 million euros the first half of 2012 (-13.5% year-on-year) mainly reflecting the revenue performance. Consequently OIBDA margin stood at 34.4% in the six months to June 2012, on the back of the benefits from the new commercial model in Spain, year-on-year growth of profitability in Germany and lower commercial costs in the UK.

CapEx stood at 1,562 million euros in the first half 2012, down 2.6% year-on-year, reflecting higher investment efficiencies and a continued investment in mobile and fiber networks. .

Operating cash flow reached 3,623 million euros to June 2012 (vs. 4,393 million to June 2011).

Telefónica España

In the second half of 2012 Telefónica España gradually geared up its commercial drive, underpinned by the repositioning of tariffs during the second half of 2011. Rapid adoption of the new portfolio and renewed strategic focus on customer loyalty enabled the Company to gradually increase customer retention figures, reducing churn across all services. This had a positive impact on net adds during the period, particularly in the fixed broadband and contract mobile segments.

Implementation of the new commercial model—eliminating the use of handset subsidies to attract new customers from March—has had the intended impact, significantly reducing mobile number portability applications and notably improving the Company’s net portability balance, despite the shortening of the portability timeframe from 5 days to 24 hours from 1 June 2012.

The new commercial model also produced net commercial cost savings, which had a positive impact on the OIBDA margin.

Telefónica España remains strategically committed to FTTH as a core growth driver. To this end it is carrying out an intense marketing drive, targeting core markets, which translated into significant progress in terms of delivering the Company’s year-end targets.

At the end of June 2012, Telefónica España managed a total of 44 million accesses (-7% year-on-year). This metric was affected by the disconnection of 2 million inactive mobile customers in the first quarter of 2012.

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Condensed consolidated interim financial statements 2012

Highlights of the fixed telephony business:

•

Fixed-line retail accesses totaled 11.9 million at the June 2012 close (-6% year-on-year). This loss was offset by net growth in wholesale accesses of 53%, which continue to generate revenues for the Company.

•	The Company’s fixed retail broadband accesses stood at 5.6 million (-1% year-on-year). At the June close, 68% of retail fixed broadband customers were already benefitting from new prices.

Additionally, despite the low consumption context, it should be noted the solid growth in fiber customers, standing at 213 thousand accesses, which accounts for12% of households passed with this technology (more than 1.7 million households, 2.4 times the figure in June 2011).

•	Pay TV accesses totaled 792 thousand at the end of June, up 1% year-on-year.

•	Wholesale accesses amounted to 4.2 million (+14% year-on-year), fuelled by growth in unbundled loops (+18% year-on-year).

Mobile business highlights:

•	The Company’s mobile accesses stood at 21.3 million, of which 74% were accounted for by contract customers.

•	Total churn, excluding the impact of the accesses disconnections of the first quarter, stood at 2.0% for the first six months of the year. It was remarkable the positive performance of contract churn.

•

Mobile broadband accesses continued to grow sharply, driven mainly by growth in the number of smartphones (+25% year-on-year) to 7.2 million by the end of June to account for 34% of mobile accesses (+10 percentage points year-on-year).

•	Traffic declined by 7.9% in the first half, a consequence of reduced customer usage against the backdrop of slumping consumer spending in Spain

•

ARPU fell by 14.1% year-on-year in comparable terms (excluding the impact of the aforementioned disconnection), reflecting reduced consumption on the part of customers, lower prices affected by increasing take-up of new offers, and lower call termination rates (with an additional 14.5% cut as of April). By the end of June, 52% of contract customers in the residential segment had contracted the new price plans.

In comparable terms, voice ARPU fell by 20.1% year-on-year over the six-month period, while data ARPU continued to grow (+4% in the six-month period), accounting for 30% of total ARPU. This performance was driven by sharp growth in connectivity revenues, caused by increasing adoption of flat rate price plans, which offset lower SMS revenues; note, however, that non-SMS revenues were adversely affected by a change in the Premium SMS marketing strategy (revenues: -62.4% year-on-year).

The Company’s revenues amounted to 7,720 million euros in the first six months of the year (-11.7% year-on-year), shaped by the trends in access numbers and ARPU across the various services.

Fixed telephony revenues totaled 4,876 million euros in the first half (-8.9% year-on-year), affected by a drop in traffic revenues from end customers and other operators, and by the impact on broadband ARPU of the policy of gradually switching ADSL customers over the new pricing plans. Breakdown:

•	Access and voice revenue fell 12.3% year-on-year to 2,374 million euros. This was mainly due to lower access revenues (970 million euros during the six-month period), which fell by

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Condensed consolidated interim financial statements 2012

9.6% year-on-year due to the drop in access numbers, compounded by lower voice revenues (1,404 million euros), which declined by 14.1% due to the growing weight of flat-rate and bundled plans (75% of total fixed telephony accesses) and lower traffic volumes.

•

Broadband and new service revenues fell by 4.9% in the first half to 2,239 million euros. Retail revenues (947 million euros) fell by 12.9% during the first half, mainly reflecting the 10.6% year on year decline in effective broadband ARPU for the semester to 28.9 euros, impacted by the migration of customers to the new tariffs. Wholesale revenues stood at 294 million euros, year-on-year growth of 13.9%. Data revenues (688 million euros in the first half) declined by 2.4% year-on-year, whereas IT service revenues (305 million euros) posted growth of 2.6%, due to the seasonal nature of project execution.

Mobile business revenues amounted to 3,378 million euros (-14.5% year-on-year). Breakdown:

•

Mobile service revenues (2,723 million euros) fell by 18.1% year-on-year during the six-month period, mainly as a result of the drop in ARPU and additional cuts in termination rates introduced in April. Excluding these factors, the decline in service revenues narrows to 16.5%. Breakdown:

•	Customer revenues (2,395 million euros) were 17.2% lower year-on-year mainly due to lower ARPU related to customer repositioning in new tariffs and usage optimization.

•

The trend in mobile data revenues (816 million euros) stands out, increasing 1.0% in the first half, driven by solid growth in non-SMS revenues (+15.8%), accounting for 83% of data revenues (+11 percentage points), despite the lower revenues due to the change in the commercial strategy of SMS Premium in November 2011.

•

Interconnection revenues (250 million euros) slumped by 26.5% during the first half, affected by the abovementioned termination rate cuts. Roaming-in revenues (46 million euros) fell by 15.2% year-on-year, affected by lower traffic.

•	Revenues from handset sales amounted to 655 million euros in the first six months of the year (+4.6% year-on-year), driven by increased smartphone sales.

Total expenses stood at 4,554 million euros, a decrease of 9.0% year-on-year, as a result of the Company’s across-the-board cost-containment efforts. Breakdown:

•

Supply costs (1,800 million euros) dropped by 10.2% year-on-year, reflecting lower mobile call termination costs, while external service costs fell by 8.2% to 1,363 million euros. Both items illustrate the impact of lower commercial expenses (-8.8% year-on-year) stemming from changes to the commercial model and the results of measures taken to improve customer satisfaction, which have greatly reduced complaints and calls to the call centers.

•

Personnel expenses amounted to 1,150 million euros, a year-on-year decrease of 8.2%, the result of savings derived from the redundancy program implemented in the fixed-line business (117 million euros in the first half). Telefónica España had 32,226 employees at the June close (-8.4% year-on-year).

•	Taxes (other than income tax) were down by 9.5% year-on-year, while first-half bad debt provisions were equivalent to 1% of revenues.

OIBDA amounted to 3,387 million euros in the first six months of the year, a decrease of 13.6% year-on-year, posting signs of stabilization in its pace of year-on-year decline. The OIBDA margin stood at 43.9% (-1.0 percentage points year-on-year).

CapEx for the first six months of 2012 stood at 787 million euros (-12.7% year-on-year). Quality indicators improvements together with the reduction on the number of complaints translate into greater investment efficiencies, allowing resources devoted to growth areas such as fiber to increase, and at the same time sustainable overall CapEx decline.

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Condensed consolidated interim financial statements 2012

Telefónica UK (Year-on-year changes in local currency)

In the first half of 2012, Telefónica UK regained commercial traction, with improving momentum in the second quarter despite a highly competitive market. Mobile service revenue evolution stabilised for a second consecutive quarter, on the back of contract customer base growth and the strong performance of data revenue.

The Company continued pushing its commercial activity around high-end smartphones, with successful results from the “On&On” tariffs launched on March 30th, which reinforces focus on tiered data strategy. As a result, quarterly contract net additions improved sequentially, maintaining a consistent low level of churn, while gross additions continued to show strong growth.

In parallel, in the second quarter Telefónica UK progressively lowered handset subsidies for new customers and posted fewer upgrades due to the decreased number of “out of contract” customers.

It is worth highlighting the network sharing agreement signed with Vodafone at the beginning of June. This will create one nationwide network grid with the objective of delivering the best network to customers quicker, and more cost effectively than either company could manage on its own. This agreement will bring further efficiencies in coming years allowing Telefonica UK to foster LTE deployment.

Telefónica UK’s total access base stood at 23.3 million at the end of June 2012 (+2% year-on-year), primarily driven by the strong growth in the contract mobile base and positive fixed telephony growth which compensated a year-on-year decline in retail broadband fixed internet accesses.

Regarding mobile operating performance in the first half of the year it should be highlighted that:

•

The mobile contract customer base continued to grow, increasing 7% year-on-year with the contract mix rising sequentially and annually to account for over 51% (+3 percentage points year-on-year;). The mobile customer base reached 22.4 million at the end of June 2012 (+1% year-on-year).

•

Contract net additions showed a solid positive trend from the beginning of the year, reaching 473 thousand in the first half of 2012 (175 thousand in the first half of 2011). This reflects the success of the refreshed commercial portfolio and the continued focus on customer retention. Total net additions in the first half totalled 204 thousand (-69 thousand in 2011).

•

Contract churn maintained its low level from the first quarter, decreasing 0.1 percentage points to 1.0% in the first half (-0.2 percentage points year-on-year). Total churn was 0.1 percentage points lower year-on-year to 2.8% (-0.4 percentage points year-on-year).

•

Continued focus on smartphones resulted in a leading smartphone penetration of 42%, an increase of 8 percentage points year-on-year at the end of the first half of 2012. Near to 90% of contract handset sales during the six months to June 2012 were smartphones, and over 80% of new customers choose one of the top two tier data bundles during the quarter.

•

The Tesco Mobile joint venture (not included in the Company’s total customer base) continued to show strong momentum, reaching 3.2 million customers at the end of June 2012 (+20% year-on-year), with the contact base more than doubling year-on-year to reach 1.0 million.

•	Voice traffic continued to be impacted by usage optimisation and a lower prepay customer base, resulting in a decrease of 9% year-on-year in the first half.

•

ARPU in the first half decreased by 8.5% year-on-year, driven by an additional cut in mobile termination rates during the quarter, coupled with strong competitive pressure and customers optimising bundles and moving to lower price points. Voice ARPU declined 16.6% year-on-year in the first half whereas data ARPU continued to grow, up 1.7% year-on-year.

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Condensed consolidated interim financial statements 2012

Revenues reached 3,437 million euros in the first half (-5.7% year-on-year), as the result of improving commercial momentum in the market place, partially offset by regulatory cuts. Excluding the impact from mobile termination rate cuts, revenues would have decreased 2.8% in the first half.

Improved commercial momentum and the data monetisation strategy were central to stabilise mobile service revenue trends in the first half (-8.2% year-on-year), so that it totalled 3,028 million euros in the first half of the year.

Excluding the impact from regulation, mobile service revenues declined 5.0% year-on-year in the first half.

Non-SMS data revenues grew 18.4% year-on-year in the first half, driven by the increased smartphone penetration coupled with the adoption of tiered data. Total data revenues grew 2.0% year-on-year in the first half, to account for 51% of mobile service revenues (+5 percentage points year-on-year).

Total expenses increased 2.5% year-on-year in the first half, as the Company continued its commercial activity to maintain market momentum, leading to improved trading and higher commercial costs year-on-year.

In the first half of the year, OIBDA reached 736 million euros (-26.8% year on year), leading to a 21.4% margin in the first half of the year.

CapEx to June 2012 reached 375 million euros (+9.5% year-on-year). The Company further improved the coverage and capacity of its mobile network whilst efficiencies in network rollout continued to be delivered through the refarming of 900 MHz spectrum in urban areas. The increase in CapEx demonstrates the continuing commitment to invest in the network to support a significant uplift in 3G population coverage and site rollout, and to continue to improve network quality. Despite this, the Company acknowledges that there was a major outage (11th July) which impacted a significant proportion of the base, due to an unprecedented software fault. The network was stabilised in few hours and the Company is already implementing a change to the software to remove the risk of this happening again.

Telefónica Germany

Telefónica Germany posted another set of solid results in the first half of 2012, with year-on-year growth across the board in all key commercial and financial parameters of the business (customers, ARPU, revenues, OIBDA, OIBDA margin and OpCF).

The strong commercial performance continued in the second quarter, resulting in solid mobile net additions, driven by improved consumer activity and the continued good performance of business and partner channels leveraging lower churn.

To ensure that its portfolio remains relevant and competitive in the market, the Company adapted its “O2 Blue” postpay portfolio in June 2012 to include some new value-led propositions.

Additionally, the Company has adopted a value led regional propositions to take advantage of market growth opportunities and have a better approach to customer needs.

In parallel, Telefónica Germany has continued the rollout of its LTE network in urban areas, with the new LTE tariffs and devices being launched at the beginning of July. The new LTE launch will help Telefónica Germany to further differentiate its offer, reinforcing its strategy of value for money proposition.

Telefónica Germany’s total access base grew 5% to reach 25.2 million at the end of June 2012. Operating highlights are as follows:

•	The contract mobile customer base continued to show strong growth (+12% year-on-year), to account for 52% of the mobile base at the end of June 2012 (+3 percentage points

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Condensed consolidated interim financial statements 2012

year-on-year). Total mobile customer base increased 6% year-on-year to reach 18.8 million accesses.

•

Solid contract net additions, which increased 5% year-on-year to 482 thousand in the first half, capitalising on the strong churn development, which led to total net additions of 454 thousand in the first half.

•	Consistent contract churn improvement to 1.5% in the first half (-0.2 percentage points year-on-year), while total churn stood at 2.2% in the six months to June 2012.

•	Mobile broadband penetration increased 5 percentage points year-on-year to reach 28% as a result of the market leadership in smartphone shipment share.

•	Traffic rose by 6% year-on-year in the first half of the year, driven by the increasing contract base and favourable propositions.

•

ARPU[1] continued growing, with a 2.4% increase year-on-year in the first half, reflecting the successful monetization of data services, a better customer mix, an increase in customer spend and the annualisation of mobile termination rate cuts.

•

In the first half of the year data ARPU continued to show a strong increase, growing by 12.0%, driven by the higher smartphone penetration and the success of tiered data pricing. Voice ARPU improved its trend with a decline of 4.2% year-on-year in the six months to June 2012.

•	Retail broadband fixed internet accesses reached 2.5 million at the end of June 2012 (-5 % year-on-year).

Revenues reached 2,554 million euros in the first half of the year, with a solid year-on-year growth of 4.7%.

Total mobile revenues (1,854 million euros in the first half of 2012) rose by 7.9% year-on-year, driven by the solid increase in mobile service revenues and the continued success of the “My Handy” model.

Mobile service revenue showed strong growth of 9.6% in the first half, on the back of customer base expansion and ARPU growth.

Non-SMS data grew by 33.7% in the first half, being a key driver to the mobile revenue performance. Mobile data revenues grew 20.2% year-on-year in the six months to June 2012, accounting for 44% of mobile service revenues (+3 percentage points year-on-year).

OIBDA reached 628 million euros, an increase of 12.5% year-on-year in the first half of the year. OIBDA margin expanded by 1.7 percentage points year-on-year in the first half to 24.6% on the back of increasing mobile service revenues and continued efficiency improvements.

CapEx totalled 271 million in the first half (+11.3% year on year), with ongoing LTE network deployment in line with plan.It should be noted that that the year-on-year growth in the first half cannot be extrapolated to the full year given the different levels of execution of CapEx.

Telefónica Czech Republic (Year-on-year changes in constant currency)

Telefónica Czech Republic posted better top line trends, with the second quarter being the fourth consecutive period of improvement on the back of solid commercial momentum in focused areas amid high competition.

Total accesses, including Slovakia, increased by 4% year-on-year to 9.0 million at the end of June.

[1]	Revenues from the “My Handy” model are not being reported under mobile service revenues and are instead reported in hardware revenues, thus smartphone device sales are not being reflected in ARPU.

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Condensed consolidated interim financial statements 2012

In terms of mobile operating performance, main highlights were:

•

The contract segment showed a solid growth of 5% in the Czech Republic, driven by continued sound trading activity and further reduction of the already low contract churn, resulting in a total mobile base of 5.0 million at the end of June 2012 (+2% year-on-year). Contract net additions in the first half totalled 64 thousand, supported by customers migrating from prepay to contract, a solid increase in the corporate segment, increasing smartphone penetration and lower churn. Total net additions totalled 26 thousand in the first half. As a result, contract customers account for 63% of the base (+2 percentage points year-on-year).

•

Telefónica Slovakia’s customer base reached 1.3 million customers (+25% year-on-year). Net additions of 86 thousand in the first half were primarily driven by solid contract net additions (77 thousand in the first six months), leading the contract segment to account for 46% of the base (+5 percentage points year-on-year).

•	Contract churn in the Czech business declined 0.2 percentage points year-on-year in the first half to 1.0% driving down total churn to 1.8% (-0.1 percentage points year-on-year).

•	Mobile broadband penetration increased to 17% at the end of June 2012, a 3 percentage point increase year-on-year, leveraging the positive results from recent smartphone marketing campaigns.

•	Traffic grew by 7% in the first half, supported by successful contract propositions.

•

ARPU year-on-year decline continued to ease in the first half (-7.0%). Voice ARPU dilution, driven by mobile termination rate cuts and an intense competitive environment was the key driver for ARPU decline.

The fixed business main operating highlights in the first half of 2012 were:

•	Fixed telephony accesses decline continued totalled 1.5 million at the end of June.

•

Retail broadband internet accesses grew 8% year-on-year to reach 873 thousand at the end of June (33 thousand net additions in the first half). The continued migration of existing customers with above average ARPU to VDSL (already 23% of the total retail broadband base) helped to manage ARPU and improved churn.

•	Pay TV customers at the end of June 2012 totalled 139 thousand (+7% year-on-year).

Revenues for the Czech Republic and Slovakia reached 1,000 million euros in the first six months of 2012 (-3.1% year-on-year in the first half). Slovakia revenues continued to show strong growth of 26.9% in the first half.

Fixed revenues totalled 421 million euros in the first six months of the year (-6.5% in the first half), showing a stabilisation in the revenue trends as a result of a stronger IPTV and ICT revenues flowing through.

Mobile revenues for the six months to June 2012 reached 579 million euros (-0.8% in the first half) as mobile service revenues totalled 551 million euros in the first half of 2012 (-1.5% in the first half). Mobile service revenues excluding mobile termination rate cuts increased 1.7% year-on-year in the first half. This was due to the better spend dynamics, lower SME and Corporate segments revenue dilution and improved data revenues performance in the Czech Republic.

Total expenses remained stable year-on-year in the first half as higher commercial costs were compensated by the savings from restructuring programs. In the first half of 2012, the Company recorded restructuring expenses of 9 million euros (7 million euros in the first half of 2011).

OIBDA in the six months to June 2012 totalled 405 million euros (-6.0% year-on-year in the first half), with efficiency measures, sale of non-core assets (9 million euros in the first quarter of 2012)

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Condensed consolidated interim financial statements 2012

and improved profitability in Slovakia not fully compensating revenue pressure. OIBDA margin was 40.5% in the first half (-1.3 percentage points)

CapEx reached 86 million euros in the first half of 2012 (-15.1% year-on-year). The Company continued to direct resources into quality improvement and capacity expansion of its 3G network. Additionally, the Company focused its investments into upgrading its fixed broadband network including selective fibre investments.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: July 25th, 2012	By:	/s/ Miguel Escrig Meliá
	Name:	Miguel Escrig Meliá
	Title:	Chief Financial Officer